Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

WISETECH GLOBAL LIMITED,

EMERALD PARENT MERGER SUB CORP.,

EMERALD HOLDINGS MERGER SUB LLC,

E2OPEN PARENT HOLDINGS, INC.

and

E2OPEN HOLDINGS, LLC

Dated as of May 25, 2025

i

3.22	Legal Proceedings; Orders	51
3.23	Insurance	51
3.24	Anti-Corruption Compliance; Import-Export Controls	52
3.25	Brokers	53
3.26	Company Information	53
3.27	TRA Amendment	53
3.28	No Other Representations or Warranties	53

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES		54

4.1	Organization; Good Standing	54
4.2	Corporate Power; Enforceability	54
4.3	Non-Contravention	54
4.4	Requisite Governmental Approvals	54
4.5	Legal Proceedings; Orders	55
4.6	Ownership of Holdings Units and Company Common Stock	55
4.7	Brokers	55
4.8	Operations of the Parent Parties	55
4.9	No Parent Vote, Approval or Financing Condition Required.	55
4.10	Available Funds	56
4.11	Stockholder and Management Arrangements	56
4.12	Solvency	56
4.13	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	57
4.14	Parent Party Information.	57
4.15	No Other Representations or Warranties	58

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		58

5.1	Affirmative Obligations	58
5.2	Forbearance Covenants	58
5.3	No Solicitation	62
5.4	No Control of the Other Party’s Business	65

ARTICLE VI ADDITIONAL COVENANTS		66

6.1	Required Action and Forbearance; Efforts	66
6.2	Antitrust, Foreign Investment and Regulatory Matters	66
6.3	Stockholder Consent, Information Statement and Other Required SEC Filings; Special Warrant Exercise.	69
6.4	Special Warrant Exercise	71
6.5	Treatment of Company Indebtedness	71
6.6	Anti-Takeover Laws	71
6.7	Access	71
6.8	Section 16(b) Exemption	72

6.9	Directors’ and Officers’ Exculpation, Indemnification and Insurance	73
6.10	Employee Matters	75
6.11	Public Statements and Disclosure	78
6.12	Transaction Litigation	78
6.13	Stock Exchange Delisting; Deregistration	78
6.14	Additional Agreements	79
6.15	Parent Vote	79
6.16	Certain Arrangements	79
6.17	Tax Matters.	79
6.18	Certain Actions	80

ARTICLE VII CONDITIONS TO THE MERGERS		81

7.1	Conditions to Each Party’s Obligations to Effect the Mergers	81
7.2	Conditions to the Obligations of the Parent Parties	81
7.3	Conditions to the Obligations of the Company Parties to Effect the Mergers	82

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		82

8.1	Termination	82
8.2	Manner and Notice of Termination; Effect of Termination	84
8.3	Fees and Expenses	85
8.4	Amendment	87
8.5	Extension; Waiver	87

ARTICLE IX GENERAL PROVISIONS		87

9.1	Survival of Representations, Warranties and Covenants	87
9.2	Notices	87
9.3	Assignment	88
9.4	Confidentiality	89
9.5	Entire Agreement	89
9.6	Third Party Beneficiaries	89
9.7	Severability	90
9.8	Remedies	90
9.9	Governing Law	91
9.10	Consent to Jurisdiction	91
9.11	WAIVER OF JURY TRIAL	92
9.12	No Recourse	92
9.13	Company Disclosure Letter References	92
9.14	Counterparts	93
9.15	Financing Provisions	93

EXHIBITS

Exhibit A	TRA Amendment
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit C	Form of Written Consent

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 25, 2025, by and among WiseTech Global Limited, an Australian public company limited by shares (“Parent”), Emerald Parent Merger Sub Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Company Merger Sub”), Emerald Holdings Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Holdings Merger Sub” and, together with Parent and Company Merger Sub, the “Parent Parties”), E2Open Parent Holdings, Inc., a Delaware corporation (the “Company”) and E2Open Holdings, LLC, a Delaware limited liability company (“Holdings” and, together with the Company, the “Company Parties”). Each of the Parent Parties and the Company Parties are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Company Merger Sub with and into the Company (the “Company Merger”), with the Company being the surviving corporation in the Company Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Company Merger and the other Transactions upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders entitled to vote thereon adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders entitled to vote thereon in connection with an action by written consent in lieu of a meeting.

B. The Company, in its capacity as the managing member of Holdings, has (i) determined it is fair to, and in the best interests of Holdings and its Members (as defined in the Holdings LLCA), and declared it advisable, to enter into this Agreement providing for the merger of Holdings Merger Sub with and into Holdings (the “Holdings Merger” and, together with the Company Merger, the “Mergers”) in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) upon the terms and subject to the conditions set forth herein; and (ii) approved the execution and delivery of this Agreement by Holdings, the performance by Holdings of its covenants and other obligations hereunder, and the consummation of the Holdings Merger and the other Transactions upon the terms and subject to the conditions set forth herein.

C. Each of the board of directors of Parent, the board of directors of Company Merger Sub and the sole member of Holdings Merger Sub have (i) declared it advisable to enter into this Agreement; and (ii) approved (A) the execution and delivery of this Agreement, (B) the performance of their respective covenants and other obligations hereunder, and (C) the consummation of the Mergers and the other Transactions upon the terms and subject to the conditions set forth herein.

D. To induce Parent to enter into this Agreement, immediately prior to the execution of this Agreement, the Company, Holdings and the other requisite parties to the Tax Receivable Agreement have entered into the TRA Amendment in accordance with the Tax Receivable Agreement and will be effective immediately prior to the Company Merger Effective Time in accordance with its terms;

E. The Parent Parties and the Company Parties desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement, the Mergers and the other Transactions; and (ii) prescribe certain conditions with respect to the consummation of the Mergers and the other Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parent Parties and the Company Parties agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement, joint defense agreement, clean team agreement or common interest agreement (i) in effect as of the date hereof or (ii) executed, delivered and effective after the date hereof and containing substantive terms that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement or the Clean Team Agreement, except that, with respect to clause (ii), any such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of, or amendment to, any Acquisition Proposal. For the avoidance of doubt, any joinder to an Acceptable Confidentiality Agreement pursuant to which a third party agrees to be bound by the terms (in whole or in part) of an Acceptable Confidentiality Agreement shall be an Acceptable Confidentiality Agreement.

(b) “Acquisition Proposal” means any bona fide written offer, inquiry, indication of interest or proposal (other than any offer, inquiry, indication of interest or proposal by the Parent Parties or any of their respective Affiliates) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any single transaction or series of related transactions (other than the Transactions) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group (in each case, other than the Parent Parties or any of their respective Affiliates or any Group that includes the Parent Parties or any of their respective Affiliates) whether from the Company Parties or any other Person(s), of securities representing more than 20% of the total outstanding voting securities of the Company (including securities of Holdings which entitle the holder thereof to voting securities of the Company) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the outstanding voting securities of the Company (including securities of Holdings which entitle the holder thereof to voting securities of the Company) after giving effect to the consummation of such tender offer or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group, or stockholders of any such Person or Group, of assets (A) constituting more than 20% of the consolidated assets of the Company Group taken as whole or (B) to which more than 20% of the consolidated net revenue or net income of the Company Group taken as a whole, is attributable (in each case measured by the fair market value thereof on the date of such purchase or acquisition);

(iii) any merger, consolidation, business combination, spin-off, share exchange (including a split-off), recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company Parties pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, securities representing more than 20% of the equity interests of the Company (including securities of Holdings which entitle the holder thereof to voting securities of the Company) or the resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

(e) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Mergers.

(f) “Artificial Intelligence Tools” means artificial intelligence or machine learning tools, or applications.

(g) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of February 28, 2025 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC on April 29, 2025.

(h) “B-2 Conversion Event” has the meaning set forth in the Charter.

(i) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York or Sydney, Australia.

(j) “Bylaws” means the By-Laws of the Company.

(k) “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

(l) “Charter” means the Certificate of Incorporation of the Company.

(m) “Clean Team Agreement” means the clean team agreement listed in Section 9.4 of the Company Disclosure Letter.

(n) “Code” means the Internal Revenue Code of 1986.

(o) “Company Board” means the Board of Directors of the Company.

(p) “Company Class A Common Stock” means the Class A common stock, par value $0.0001, of the Company.

(q) “Company Class V Common Stock” means the Class V common stock, par value $0.0001, of the Company.

(r) “Company Common Stock” means, collectively, the Company Class A Common Stock, the Company Non-Voting Class B Common Stock and the Company Class V Common Stock.

(s) “Company Credit Agreement” means the Credit Agreement, dated as of February 4, 2021, as amended from time to time, among, inter alios, E2Open, LLC, a Delaware limited liability company, E2Open Intermediate LLC, a Delaware limited liability company, the other borrowers and guarantors from time to time party thereto, the lenders and issuing banks from time to time party thereto and Goldman Sachs Bank USA, as administrative agent and collateral agent, and all pledge, security and other agreements and documents related thereto.

(t) “Company Financial Advisors” means the financial advisors to the Company set forth on Section 1.1(s) of the Company Disclosure Letter.

(u) “Company Group” means the Company Parties and their respective Subsidiaries.

(v) “Company Group Intellectual Property” means Intellectual Property used in, held for use in, or developed for the business or operations of the members of the Company Group.

(w) “Company Group Software” means proprietary Software that is owned or purported to be owned by the Company Group.

(x) “Company Indebtedness” means, collectively, any debt outstanding under the Company Credit Agreement.

(y) “Company Material Adverse Effect” means any change, event, effect or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole or (ii) would prevent or materially delay the ability of the Company Parties to consummate the Transactions; provided, that none of the following, and no changes, events, effects or developments arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) general economic conditions, or conditions in the global, international or regional economy generally, including changes in inflation, tariffs, supply chain disruptions, and labor shortages;

(ii) conditions in the equity, credit, debt, financial, currency or capital markets in the United States or any other country or region in the world, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of the United States or any other country or region in the world; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) conditions in the industries in which any member of the Company Group conducts business or in the United States or any other country or region in the world in which the Company Group conducts business, or changes therein;

(iv) any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, civil unrest, foreign or domestic social protest or social unrest (whether or not violent), sabotage, broad-based terrorism or military actions or a broad-based cyber attack (which cyber attack is not specifically caused by, specifically targeted to, or specifically directed at, the Company Group), including any escalation or worsening thereof, or any Law or sanction, mandate, directive, pronouncement, guideline or recommendation issued by a Governmental Authority in response to, the foregoing or any threats thereof, in each case, in the United States or any other country or region in the world;

(v) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of, or any Law or sanction, mandate, directive, pronouncement, guideline or recommendation issued by a Governmental Authority in response to, any of the foregoing, in each case, in the United States or any other country or region in the world;

(vi) the negotiation, execution, delivery or performance of this Agreement or compliance with the terms hereof or the announcement of this Agreement or the pendency or consummation of the Transactions, including the identity of Parent or the impact thereof on the relationships, contractual or otherwise, of the Company Group with customers, suppliers, lenders, lessors, business partners, employees (including any employee attrition), regulators, Governmental Authorities, vendors or any other third Person (other than for purposes of the representations and warranties contained in Section 3.5 and Section 3.6 solely to the extent that such representation and warranty addresses consequences resulting from the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement and the related conditions to Closing);

(vii) any action taken or refrained from being taken, in each case required by the terms hereof or to which Parent has approved or consented to in writing following the date of this Agreement;

(viii) changes or proposed changes in GAAP or other accounting standards, in any applicable Laws (or the enforcement or interpretation of any of the foregoing) or in any regulatory or legislative conditions, including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(ix) any government shutdown or slowdown;

(x) any epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated or recommended by any Governmental Authority in response to any of the foregoing), including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(xi) any COVID-19 Measures;

(xii) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions (including in connection with any dispute involving the Russian Federation and Ukraine);

(xiii) any changes in the price or trading volume of the Company Class A Common Stock or the Company Warrants, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur solely to the extent not otherwise excluded hereunder);

(xiv) any failure by the Company Group to meet (A) any public estimates or expectations of the Company Group’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood, in each case of the foregoing clauses (A) and (B) that the underlying cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur solely to the extent not otherwise excluded hereunder); or

(xv) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection therewith;

except, in each case of clauses (i), (ii), (iii), (v) and (viii) to the extent that such changes, events, effects or developments have had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company Group, taken as a whole, conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(z) “Company Non-Voting Class B Common Stock” means, together, the Company Series B-1 Common Stock and the Company Series B-2 Common Stock.

(aa) “Company Options” means any compensatory options to purchase shares of Company Common Stock, whether granted pursuant to the Company Stock Plan or otherwise.

(bb) “Company Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by a member of the Company Group, including Company Group Software.

(cc) “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(dd) “Company PSUs” means awards of performance-based restricted stock units of the Company, whether granted pursuant to the Company Stock Plan or otherwise.

(ee) “Company RSUs” means awards of restricted stock units of the Company that either (i) were never subject to performance-based vesting conditions or (ii) were previously subject to performance-based vesting conditions, but for which the applicable performance criteria and resulting number of shares of Company Common Stock eligible to vest were determined prior to the date hereof and remain subject solely to time-based vesting conditions as of the date hereof, in each case, whether granted pursuant to the Company Stock Plan or otherwise.

(ff) “Company Series B-1 Common Stock” means the restricted Series B-1 common stock, par value $0.0001 per share, of the Company.

(gg) “Company Series B-2 Common Stock” means the restricted Series B-2 common stock, par value $0.0001 per share, of the Company, which is subject to vesting and will vest upon the occurrence of a B-2 Conversion Event.

(hh) “Company Stock Plan” means the E2Open Parent Holdings, Inc. 2021 Omnibus Incentive Plan, as amended from time to time.

(ii) “Company Stockholders” means the holders of shares of Company Common Stock.

(jj) “Company Termination Fee” means an amount equal to $37,500,000.

(kk) “Company Warrants” means, collectively, the Forward Purchase Warrants, the Private Placement Warrants and the Public Warrants.

(ll) “Confidentiality Agreement” means the confidentiality agreement listed in Section 9.4 of the Company Disclosure Letter.

(mm) “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Closing (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Entities) immediately following the Closing.

(nn) “Contract” means any legally binding written or oral contract, subcontract, note, bond, mortgage, indenture, lease, sublease, license, sublicense or other agreement.

(oo) “COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions, mutations or variants of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(pp) “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocol or guideline promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020, and the Consolidated Appropriations Act, 2021, Pub. L. 116-260, in each case, together with any administrative or other guidance published with respect thereto by any Governmental Authority.

(qq) “Director RSUs” means each Company RSU that is held by a non-employee director of the Company.

(rr) “DOJ” means the United States Department of Justice or any successor agency thereto.

(ss) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other employment, individual independent consulting, bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, perquisite, fringe benefit, profit sharing, savings, pension, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus, tax gross-up, and other compensation or benefit plan, program, agreement, policy, practice or arrangement, in each case, whether funded or unfunded, that is maintained, sponsored or contributed to by the Company Group, or with respect to which any member of the Company Group has any liability, for the benefit of any current or former employee, or other individual service provider of the Company Group, other than any such plan, scheme or arrangement sponsored or established by a Governmental Authority, to which contributions are required by Law and any Multiemployer Plan.

(tt) “Environmental Law” means any Law relating to pollution or protection of the environment (including ambient air, surface water, groundwater or land), natural resources or human health (as such relates to exposure to hazardous or toxic substances or wastes).

(uu) “Environmental Permits” means any Governmental Authorizations required or issued under or pursuant to any Environmental Law.

(vv) “Equity Award” means the Company Options, Company RSUs, and Company PSUs.

(ww) “Equity Award Exchange Ratio” means the quotient obtained by dividing (a) the Per Share Price by (b) the product of (i) the average exchange rate for Australian dollars to U.S. dollars over the ten (10) consecutive trading days ending with the complete trading day immediately before (and excluding) the Closing Date calculated using the spot exchange rate reported with respect to each such day by The Reserve Bank of Australia and (ii) the volume weighted average trading price in Australian dollars for Parent’s ordinary shares on the Australian Securities Exchange (as reported by the Australian Securities Exchange and Cboe Australia Pty Limited (also trading as Cboe, Chi-X and Chi-X Australia)) over the same ten (10) consecutive trading days ending with the complete trading day immediately before (and excluding) the Closing Date.

(xx) “ERISA” means the Employee Retirement Income Security Act of 1974.

(yy) “Exchange Act” means the Securities Exchange Act of 1934.

(zz) “Foreign Investment Laws” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions or transactions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, properties, land or interests.

(aaa) “Forward Purchase Warrant” means, prior to the Company Merger Effective Time, a warrant issued pursuant to the Forward Purchase Agreement (as defined in the Warrant Agreement) to purchase one share of Company Class A Common Stock and, after the Company Merger Effective Time, a warrant exercisable for the Per Share Price.

(bbb) “FTC” means the United States Federal Trade Commission or any successor agency thereto.

(ccc) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(ddd) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(eee) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, actions or non-actions, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(fff) “Group” means a “group” as used in Section 13(d) of the Exchange Act.

(ggg) “Hazardous Substance” means any (i) petroleum, petrochemical or petroleum distillate, derivative, product or by-product, radioactive material, polychlorinated biphenyl, asbestos, mold, lead paint or pigment or per- or polyfluoroalkyl substance, or (b) toxic or hazardous material, substance or waste defined, classified or regulated under any Environmental Law.

(hhh) “Holdings Common Units” means the limited liability company interests represented by common units issued under the Holdings LLCA (excluding the Holdings Restricted Common Units).

(iii) “Holdings LLCA” means the Third Amended and Restated Limited Liability Company Agreement of Holdings, dated as of February 4, 2021, by and among the Company, the Continuing Members (as defined therein) and each other Person who is or at any time becomes a Member (as defined therein).

(jjj) “Holdings Restricted Common Units” means, collectively, the Holdings Series 2 RCUs and any other Restricted Common Units (as defined in the Holdings LLCA) issued from time to time in accordance with the terms of the Holdings LLCA.

(kkk) “Holdings Series 2 RCUs” means the Restricted Common Units (as defined in the Holdings LLCA), which are subject to vesting and will vest upon the occurrence of a Series 2 Vesting Event.

(lll) “Holdings Units” means, together, the Holdings Common Units and the Holdings Restricted Common Units.

(mmm) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(nnn) “Information Statement Effectiveness Date” means the twenty first calendar day following the date of dissemination of the Information Statement, except as such date may be required to be delayed by applicable Law, including the rules and regulations promulgated under the Exchange Act, or by the staff of the SEC.

(ooo) “Intellectual Property” means any and all United States and foreign intellectual property and proprietary rights including the following: (i) patents, patent applications, statutory invention registrations, registered designs and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, renewals, substitutions and extensions (including any supplemental protection certificate)

(“Patents”); (ii) registered and unregistered copyrights, works of authorship (including rights in Software as a work of authorship), copyrightable works (published or unpublished) and all applications and registrations therefor (“Copyrights”); (iii) rights associated with domain names, uniform resource locators, Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services (“Internet Properties”); (iv) trademarks, service marks, trade dress rights and similar designation of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); (v) rights in computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, application programming interfaces, firmware, diagnostics, software development tools and kits, operating system virtualization environments, Artificial Intelligence Tools and technology supporting the foregoing, together with all boot, compilation, configuration, debugging, performance analysis and runtime files, libraries, data and documentation, including user manuals and training materials, related to any of the foregoing and all corresponding intellectual property and proprietary rights in such technology (“Software”); (vi) trade secrets and industrial secret rights, rights in confidential information (including technical information, inventions and invention disclosures (whether or not patented or patentable and whether or not reduced to practice), proprietary data (including user data, whether in identifiable or anonymized form), databases, data collections, designs, processes, testing procedures, testing results and business, financial, sales and marketing plans) and other proprietary intellectual property rights in any jurisdiction with respect to the foregoing, in each case, that derives independent economic value, whether actual or potential, from not being generally known to other persons (“Trade Secrets”); and (vii) moral rights, proprietary database rights, design rights, industrial property rights, publicity rights, privacy rights and all other proprietary rights in technology, in each case of clauses (i) through (vii) above, to the extent protectable by applicable Law.

(ppp) “Intervening Event” means any change, event, effect, development or circumstance (including any change in probability or magnitude of circumstances) that was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided that in no event shall the following changes, events, effects, developments or circumstances constitute an Intervening Event: (x) any Acquisition Proposal or (y) any change, in and of itself, in the price or trading volume of the Company Common Stock or any other securities of the Company or any change in credit rating of the Company or the fact, in and of itself, that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of such changes in clause (y) may be considered and taken into account and may constitute an Intervening Event).

(qqq) “Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated as of October 10, 2021, by and among (i) the Company; (ii) (A) Insight Venture Partners Growth-Buyout Coinvestment Fund (Cayman), L.P., a Cayman Islands exempted limited partnership, (B) Insight Venture Partners Growth-Buyout Coinvestment Fund (Delaware), L.P., a Delaware limited partnership, (C) Insight Venture Partners (Cayman) IX, L.P., a Cayman Islands exempted limited partnership and (D) Insight Venture Partners (Delaware) IX, L.P., a Delaware limited partnership; (iii) (A) Helios Associates, LLC, a Delaware limited liability company, and (B) Sesame Investments LP, a Delaware limited partnership; (iv) (A) EFFEM

Master Fund II Parallel, L.P., a Delaware limited partnership, (B) EFFEM Master Fund II, L.P., a Delaware limited partnership and (C) Performance EFFEM PE Fund II, L.P. (Series 2017); (v) Insight E2open Aggregator, LLC; (vi) Performance Direct Investments III, L.P., a Delaware limited partnership; (vii) CC Neuberger Principal Holdings I Sponsor LLC, a Delaware limited liability company; (viii) CC NB Sponsor 1 Holdings LLC, a Delaware limited liability company; (ix) Neuberger Berman Opportunistic Capital Solutions Master Fund LP, a Cayman Islands exempted limited partnership; (x) Eva F. Huston and Keith W. Abell; (xi) Francisco Partners III (Cayman), L.P., a Cayman Islands exempted limited partnership, and Francisco Partners Parallel Fund III (Cayman), L.P., a Cayman Islands exempted limited partnership; and (xii) Anderson Investments Pte. Ltd., a Singapore private limited company.

(rrr) “IT Assets” means (i) all computers (including servers, workstations, desktops, laptops and handheld devices), Software, hardware, networks, firmware, middleware, routers, hubs, switches, data communications lines, data storage devices, data centers, operating systems and other information technology equipment, hardware and infrastructure, including any “Infrastructure-as-a-Service” or “Platform-as-a-Service” or other cloud or hybrid cloud services relating thereto and (ii) all business systems software or applications (including CRM, ERP, HR, IT support and accounting systems), whether hosted, “on prem” or in the cloud, or provided as a service (e.g., “Software-as-a-Service”) and, in the case of both clauses (i) and (ii), all associated documentation.

(sss) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Secretary, Vice President and Associate General Counsel and Chief Strategy Officer.

(ttt) “Labor Agreement” means any Contract that is a collective bargaining agreement, labor Contract or other written agreement or arrangement with any labor union, works council, labor organization or employee association applicable to employees of the Company Group.

(uuu) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(vvv) “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, investigation, arbitration or other similar legal proceeding brought by or pending before any Governmental Authority, arbitrator or other tribunal.

(www) “Liens” means any mortgage, deed of trust, pledge, security interest, hypothecation, easement, right of way, charge, claim, lease, license, conditional sale agreement or other title retention agreement, option, right of first refusal, right of first offer or encumbrance of any kind.

(xxx) “Material Contract” means any of the following Contracts by which any member of the Company Group is party to or is otherwise bound (other than Company Stock Plans and Employee Plans):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as whole;

(ii) any Contract containing any covenant limiting the right of any member of the Company Group to engage in any line of business that is material to the Company Group, taken as a whole, other than any such Contracts that may be cancelled without material liability to the Company Group, taken as a whole, upon notice of ninety (90) days or less;

(iii) any Contract relating to the disposition or acquisition of equity or real or tangible assets by the Company Group (other than any equity or assets of a Subsidiary of Holdings) outside of the ordinary course of business pursuant to which the Company Group, taken as a whole, has material continuing obligations;

(iv) any Contract with any customer of the Company Group who, in the fiscal year ended February 28, 2025 was one of the twenty-five (25) largest sources of revenues for the Company Group, taken as a whole, based on amounts paid or payable (excluding any purchase orders, statements of work or invoices entered into in the ordinary course of business);

(v) any Contract with any vendor of the Company Group who, in the year ended February 28, 2025, was one of the twenty (20) largest sources of payment obligations for the Company Group, taken as a whole, based on amounts paid or payable (excluding any purchase orders, statements of work or invoices entered into in the ordinary course of business);

(vi) any Contract relating to or evidencing indebtedness of the Company Group in excess of $5,000,000 (excluding intercompany loans or other indebtedness between or among members of the Company Group);

(vii) any Contract that involves a joint venture, profit sharing, or similar agreement from which the Company Group recognized revenues in excess of $250,000 during the Company’s 2025 fiscal year (excluding distribution or resale agreements entered in the ordinary course of business);

(viii) any Labor Agreement;

(ix) any Lease with a current annual base rent in excess of $200,000;

(x) any Contract requiring capital expenditures (including capitalized development expenditures) after the date of this Agreement in an amount in excess of $250,000 in any calendar year;

(xi) Source Code Escrow Obligations relating to material Company Group Software licensed to any customer who, in the fiscal year ended February 28, 2025 was one of the ten (10) largest sources of revenues for the Company Group, taken as a whole, based on amounts paid or payable (excluding any purchase orders, statements of work or invoices entered into in the ordinary course of business); and

(xii) any Contract: (i) pursuant to which any third-party Intellectual Property is licensed or provided to the Company Group, other than (a) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (b) non-exclusive licenses for generally commercially available, off-the-shelf non-customized Software under standard, non-negotiated terms for a one-time or annual aggregate fee of less than $250,000, (c) licenses to Open Source Software, (d) non-exclusive licenses granted to the Company Group in the ordinary course of business and (e) Contracts in which the license or grant of rights to use Intellectual Property is ancillary or incidental to the transaction contemplated by such Contract; (ii) pursuant to which the Company Group has granted to any person any right or interest in any material Company Owned Intellectual Property, including any right to use, or any option to acquire title to, any item of material Company Owned Intellectual Property, other than (a) confidentiality and non-disclosure agreements entered into in the ordinary course of business, (b) non-exclusive licenses granted in the ordinary course of business, (c) Source Code Escrow Obligations, and (d) Contracts in which the license or grant of rights to use Intellectual Property is non-exclusive and merely ancillary or incidental to the transaction contemplated by such Contract; or (iii) to which any Company Group is a party containing any covenant not to sue, concurrent use agreement, settlement agreement, co-existence agreement or other consent, in each case, with respect to any Intellectual Property (collectively, clauses (i) through (iii), the “IP Contracts”).

(yyy) “Non-U.S. Benefit Plan” means each Employee Plan maintained by the Company Group for the benefit of any employee or employees located outside of the United States.

(zzz) “NYSE” means the New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(aaaa) “Open Source Software” means any Software that is distributed (i) as “free software” (as defined by the Free Software Foundation); or (ii) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Initiative’s Open Source Definition (www.opensource.org/osd), including in the case of clause (i) or clause (ii), any such Software distributed under a license that requires derivative works based on such Software to be made publicly available under the same license, allows for reverse engineering, reverse assembly or reverse compilation of Software Incorporated with such Software, or prohibits the receipt of consideration in connection with sublicensing or distributing Software that is distributed, incorporated, integrated or otherwise bundled (collectively, “Incorporated”) with such Software.

(bbbb) “Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Authority.

(cccc) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(dddd) “Parent Termination Fee” means an amount equal to $75,000,000.

(eeee) “Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens or security interests that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) purchase money Liens and Liens securing rental payments under capital or operating lease arrangements; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) minor defects, imperfections or irregularities in title, charges, easements, covenants and rights of way of record and other similar non-monetary Liens (or encumbrances), and zoning, building and other land use codes or restrictions that are not violated by the current use of the applicable real property, in each case, that do not and would not reasonably be expected to interfere, in any material respect, with the current use or operation of the applicable property; (vii) any non-exclusive licenses with respect to any Intellectual Property entered into in the ordinary course; (viii) Liens pursuant to any Company Indebtedness; and (ix) statutory, common Law or contractual Liens (or encumbrances) securing payments not yet due, including Liens of landlords pursuant to the terms of any Lease or Liens against the interests of the landlord or owner of any Leased Real Property, in each case, unless caused by any member of the Company Group.

(ffff) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(gggg) “Personal Data” means (i) any and all information that can reasonably be used to identify a natural person or that , in combination with other information, could reasonably be linked to an identified natural person; or (ii) any information defined as “personal data,” “personally identifiable information,” “personal information” or other similar terms under any applicable Privacy and Data Security Requirements.

(hhhh) “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

(iiii) “Principal Stockholders” means the stockholder parties to the Written Consent.

(jjjj) “Privacy and Data Security Requirements” means, with respect to any member of the Company Group, (i) any applicable Laws regulating the Processing of Personal Data; (ii) all obligations under all Contracts to which any member of the Company Group is a party or is otherwise bound that relate to Personal Data or protection of Personal Data on its IT Assets; and (iii) all publicly-posted policies of any member of the Company Group regarding the Company Group’s Processing of Personal Data or the Processing of Personal Data on its behalf.

(kkkk) “Private Placement Warrant” means, prior to the Company Merger Effective Time, a warrant issued pursuant to the Private Placement Warrants Purchase Agreement (as defined in the Warrant Agreement) to purchase one share of Company Class A Common Stock and, after the Company Merger Effective Time, a warrant exercisable for the Per Share Price.

(llll) “Processing” means the collection, access, use, disclosure, transmittal, transfer, securing, sharing, storage, maintenance, retention, deletion, disposal, modification, protection or processing of information.

(mmmm) “Public Warrant” means, prior to the Company Merger Effective Time, a warrant (other than a Private Placement Warrant or a Forward Purchase Warrant) to purchase one share of Company Class A Common Stock and, after the Company Merger Effective Time, a warrant exercisable for the Per Share Price.

(nnnn) “Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

(oooo) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(pppp) “SEC” means the United States Securities and Exchange Commission or any successor agency thereto.

(qqqq) “Securities Act” means the Securities Act of 1933.

(rrrr) “Series 2 Vesting Event” has the meaning set forth in the Holdings LLCA.

(ssss) “Specified Members” means any Members (as defined in the Holdings LLCA) other than the Company.

(tttt) “Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

(uuuu) “Subsidiary” of any Person means (i) a corporation of which more than 50% of the combined voting power of the outstanding voting equity securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other

Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, (A) Holdings will be deemed to be a Subsidiary of the Company and (B) following the Closing, the Surviving Entities and their respective Subsidiaries will be deemed to be Subsidiaries of Parent.

(vvvv) “Superior Proposal” means an Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) (i) is reasonably capable of being consummated on the terms proposed, taking into account financial, legal, regulatory and other aspects of such Acquisition Proposal, including all material conditions contained therein and (ii) would be more favorable to the Company Stockholders from a financial point of view than the Mergers (taking into account any aspects of such proposal that the Company Board (or a committee thereof) considers relevant). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to (i) “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%” and (ii) “the Company or Holdings (by vote or economic interests)” will be deemed to be references to the “aggregate voting power of the Company, or the economic ownership of the Company and Holdings, taken as a whole.”

(wwww) “Surviving Entities” means, together, the Surviving LLC and the Surviving Corporation.

(xxxx) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority, each in the nature of a tax, together with any interest, penalties and additions to tax imposed thereon.

(yyyy) “Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of February 4, 2021, by and among the Company, Holdings, the TRA Parties (as defined therein), Insight E2open Aggregator, LLC, a Delaware limited liability company, in its capacity as the TRA Representative (as defined therein), and each of the other Persons from time to time that become a party to the Tax Receivable Agreement.

(zzzz) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(aaaaa) “TRA Amendment” means that Tax Receivable Agreement Amendment No. 1, dated as of the date of this Agreement, by and among the Company, Holdings and the other requisite parties to the Tax Receivable Agreement identified therein, a true and complete copy of which is attached as Exhibit A hereto.

(bbbbb) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective current or former directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this Agreement.

(ccccc) “Transactions” means the Mergers and the other transactions contemplated by this Agreement.

(ddddd) “Treasury Regulations” means the regulations promulgated under the Code.

(eeeee) “Warrant Agent” means Continental Stock Transfer & Trust Company, a New York corporation.

(fffff) “Warrant Agreement” means the Warrant Agreement, dated as of April 28, 2020, by and between the Company (formerly known as CC Neuberger Principal Holdings I) and the Warrant Agent.

(ggggg) “Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would or would reasonably be expected to cause, result in or constitute a material breach of this Agreement.

1.2 Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Allocation Statement	6.17(d)
Alternative Acquisition Agreement	5.3(a)
Annual Bonus	6.10(d)
Anti-Corruption Laws	3.24(a)
ASX	2.8(f)
Capex Budget	5.2(k)
Capitalization Date	3.7(a)
Cash-Settled RSUs	2.8(b)(ii)
Certificates	2.9(c)
Chosen Courts	9.10(a)
Closing	2.3

Term	Section Reference
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(d)(i)
Company Certificate of Merger	2.2(b)
Company Disclosure Letter	Article III
Company Group Registrations	3.16(a)
Company Incentive Plan	6.10(d)
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Company Merger Sub	Preamble
Company Parties	Preamble
Company Qualified DC Plan	6.10(f)
Company Related Parties	8.3(e)
Company Related Party	9.15
Company SEC Documents	Article III
Company Securities	3.7(c)
Continuation Period	6.10(b)
D&O Insurance	6.9(b)
DGCL	Recitals
Dissenting Company Shares	2.7(d)
DLLCA	Recitals
DTC	2.9(d)
Electronic Delivery	9.14
Enforceability Exceptions	3.2
Equity Award Holders	2.8(e)
Excluded Units	2.7(a)(iv)
Extended Termination Date	8.1(c)
FCPA	3.24(a)
Financing	4.9
Financing Sources	9.15
Governmental Approvals	6.2(a)
Holdings	Preamble
Holdings Certificate of Merger	2.2(a)

Term	Section Reference
Holdings Merger	Recitals
Holdings Merger Effective Time	2.2(a)
Holdings Merger Sub	Preamble
Holdings Pre-Closing Tax Return	6.17(b)
Import-Export Laws	3.24(c)
Indemnified Person	6.9(a)
Indemnified Persons	6.9(a)
Information Statement	6.3(b)
Lease	3.14(b)
Leased Real Property	3.14(b)
LLC Agreement	2.5(d)
Material Lease	5.2(q)
Maximum Premium	6.9(b)
Member Representative	6.17(c)
Mergers	Recitals
Multiemployer Plan	3.18(b)
New Plan	6.10(c)
Notice Period	5.3(c)(ii)(1)
OFAC	3.24(b)
Old Plans	6.10(c)
Option Consideration	2.8(a)
Other Indemnified Persons	6.9(d)
Other Required Company Filing	6.3(c)
Owned Company Shares	2.7(b)(vi)
Owned Holdings Units	2.7(a)(v)
Parent	Preamble
Parent Material Adverse Effect	7.3(a)
Parent Parties	Preamble
Parent Related Parties	8.3(e)
Party.	Preamble
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Per Share Price	2.7(b)(ii)
Per Unit Price	2.7(a)(ii)

Term	Section Reference
PSU Replacement Award	2.8(c)
Purchase Price Allocation Method	6.17(c)
Qualifying Termination	6.10(d)
Reduced Warrant Price	2.7(e)
Requisite Member Approval	3.3(a)
Requisite Stockholder Approval	3.4
RSU Cash Replacement Award	2.8(b)(iii)
RSU Equity Replacement Award	2.8(b)(ii)
Sanctions	3.24(b)
Security Incident	3.21(b)
share rights	2.8(f)
Source Code Escrow Obligation	3.21(e)
Source Code Escrow Obligations	3.21(e)
Special Warrant Exercise	2.7(e)
Specified Options	2.8(a)
Specified PSUs	2.8(c)
Specified RSUs	2.8(b)(i)
Stockholder Consent	6.3(a)
Surviving Corporation.	2.1(b)
Surviving LLC.	2.1(a)
Tail Policy	6.9(b)
Termination Date	8.1(c)
Uncertificated Shares	2.9(c)
Vested Company RSU	2.8(b)(i)
Written Consent	6.3(a)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(h) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(i) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(j) All accounting terms used herein will be interpreted in accordance with GAAP.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.datasite.com entitled “Project Emerald”; or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case at any time at least one (1) Business Day prior to the execution and delivery of this Agreement.

(o) All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGERS

2.1 The Mergers.

(a) The Holdings Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DLLCA, on the Closing Date, (i) Holdings Merger Sub will be merged with and into Holdings; (ii) the separate limited liability company existence of Holdings Merger Sub will thereupon cease; and (iii) Holdings will continue as the surviving limited liability company of the Holdings Merger and, immediately following the Company Merger Effective Time, as a wholly owned Subsidiary of Parent. Holdings, as the surviving limited liability company of the Holdings Merger, is sometimes referred to herein as the “Surviving LLC.”

(b) The Company Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (i) Company Merger Sub will be merged with and into the Company; (ii) the separate corporate existence of Company Merger Sub will thereupon cease; and (iii) the Company will continue as the surviving corporation of the Company Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Company Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Times.

(a) The Holdings Merger Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Holdings Merger Sub and Holdings shall cause the Holdings Merger to be consummated pursuant to the DLLCA by filing a certificate of merger in customary form and substance (the “Holdings Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Holdings Merger Sub and Holdings and specified in the Holdings Certificate of Merger, being referred to herein as the “Holdings Merger Effective Time”).

(b) The Company Merger Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, immediately after the Holdings Certificate of Merger has been filed pursuant to Section 2.2(a), Parent, Company Merger Sub and the Company shall cause the Company Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Company Merger Sub and the Company and specified in the Company Certificate of Merger, being referred to herein as the “Company Merger Effective Time”); provided, that the Company Merger Effective Time shall occur immediately after the Holdings Merger Effective Time.

2.3 The Closing. The consummation of the Mergers will take place at a closing (the “Closing”) to occur at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent and the Company that is no later than the fifth Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and date as Parent and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Mergers.

(a) Effect of the Holdings Merger. At the Holdings Merger Effective Time, the effect of the Holdings Merger will be as provided in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Holdings Merger Effective Time all (a) of the property, rights, privileges, powers and franchises of Holdings and Holdings Merger Sub will vest in the Surviving LLC; and (b) debts, liabilities and duties of Holdings and Holdings Merger Sub will become the debts, liabilities and duties of the Surviving LLC.

(b) Effect of the Company Merger. At the Company Merger Effective Time, the effect of the Company Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Company Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Company Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Organizational Documents.

(a) Certificate of Incorporation of the Surviving Corporation. At the Company Merger Effective Time, the Charter shall be amended and restated in its entirety to read as set forth on Exhibit B attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.9(a)).

(b) Bylaws of the Surviving Corporation. At the Company Merger Effective Time, the bylaws of Company Merger Sub as in effect immediately prior to the Company Merger Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Company Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws (subject to Section 6.9(a)).

(c) Certificate of Formation of the Surviving LLC. At the Holdings Merger Effective Time, the certificate of formation of Holdings, as in effect immediately prior to the Holdings Merger Effective Time, will remain unchanged and will become the certificate of formation of the Surviving LLC until thereafter amended in accordance with the applicable provisions of the DLLCA.

(d) Limited Liability Company Agreement of the Surviving LLC. At the Holdings Merger Effective Time, the limited liability company agreement of Holdings Merger Sub, as in effect immediately prior to the Holdings Merger Effective Time, will become the limited liability company agreement of the Surviving LLC (the “LLC Agreement”) until thereafter amended in accordance with the applicable provisions of the DLLCA and the LLC Agreement.

2.6 Directors and Officers.

(a) Directors of the Surviving Corporation. At the Company Merger Effective Time, the initial directors of the Surviving Corporation will be the directors of Company Merger Sub as of immediately prior to the Company Merger Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

(b) Officers of the Surviving Corporation. At the Company Merger Effective Time, the initial officers of the Surviving Corporation will be the officers of Company Merger Sub as of immediately prior to the Company Merger Effective Time, each to hold office in accordance with the certificate of incorporation of the Surviving Corporation until their respective successors are duly appointed.

(c) Officers of the Surviving LLC. At the Holdings Merger Effective Time, the initial officers of the Surviving LLC will be the officers of Holdings Merger Sub as of immediately prior to the Holdings Merger Effective Time, each to hold office in accordance with the LLC Agreement until their respective successors are duly appointed.

2.7 Effect on Holdings Units and Company Common Stock.

(a) Holdings Units. Upon the terms and subject to the conditions set forth in this Agreement, at the Holdings Merger Effective Time, by virtue of the Holdings Merger and without any action on the part of the Parent Parties, the Company Parties or the holders of any of the securities described in this Section 2.7(a), the following will occur:

(i) each unit of limited liability interests of Holdings Merger Sub that is outstanding as of immediately prior to the Holdings Merger Effective Time will be converted into one unit of limited liability company interests of the Surviving LLC, and thereupon each unit representing ownership of such limited liability company interests of Holdings Merger Sub will thereafter represent ownership of limited liability company interests in the Surviving LLC;

(ii) each Holdings Common Unit that is issued and outstanding as of immediately prior to the Holdings Merger Effective Time (other than the Excluded Units (as defined below), the Owned Holdings Units (as defined below) and Holdings Restricted Common Units) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $3.30, without interest thereon (the “Per Unit Price”), in accordance with the provisions of Section 2.9;

(iii) each Holdings Series 2 RCU (other than the Excluded Units and Owned Holdings Units) that is issued and outstanding as of immediately prior to the Holdings Merger Effective Time shall vest (it being understood and agreed that the consummation of the Mergers and the other Transactions shall constitute a Series 2 Vesting Event) and will be automatically cancelled, extinguished and converted into the right to receive the Per Unit Price, in accordance with the provisions of Section 2.9;

(iv) each Holdings Common Unit and Holdings Restricted Common Unit, as applicable, that is held directly by the Company Parties as of immediately prior to the Holdings Merger Effective Time (collectively, the “Excluded Units”), shall be unaffected by the Holdings Merger and shall remain outstanding as Holdings Common Units and Holdings Restricted Common Units, as applicable, of the Surviving LLC held by the Company Parties; and

(v) each Holdings Common Unit and Holdings Restricted Common Unit, as applicable, that is owned by the Parent Parties or any of their respective Affiliates as of immediately prior to the Holdings Merger Effective Time (collectively, the “Owned Holdings Units”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Company Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent Parties, the Company Parties or the holders of any of the securities described in this Section 2.7(b), the following will occur:

(i) each share of common stock, par value $0.01 per share of Company Merger Sub that is issued and outstanding as of immediately prior to the Company Merger Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and thereupon each certificate representing shares of common stock of Company Merger Sub will thereafter represent ownership of shares of common stock in the Surviving Corporation;

(ii) each share of Company Class A Common Stock that is issued and outstanding as of immediately prior to the Company Merger Effective Time (other than Owned Company Shares (as defined below) or Dissenting Company Shares (as defined below)) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $3.30, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iii) each share of Series B-1 Common Stock (other than Owned Company Shares (as defined below)) pending conversion will be automatically cancelled, extinguished and converted into the right to receive the Per Share Price, in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iv) each share of Series B-2 Common Stock (other than Owned Company Shares (as defined below)) shall automatically vest (it being understood and agreed that the consummation of the Mergers and the other Transactions shall constitute a B-2 Conversion Event) and will be automatically cancelled, extinguished and converted into the right to receive the Per Share Price, in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(v) each share of Company Class V Common Stock (other than Dissenting Company Shares (as defined below)) will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(vi) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by the Parent Parties or any of their respective Affiliates, in each case as of immediately prior to the Company Merger Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(c) Adjustment to the Per Unit Price or the Per Share Price. The Per Unit Price and the Per Share Price will be adjusted appropriately (and subject to the terms of the Charter and the Holdings LLCA) to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Holdings Units or Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Holdings Units or Company Common Stock, as applicable, occurring on or after the date of this Agreement and prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable.

(d) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), Company Common Stock that is issued and outstanding immediately prior to the Company Merger Effective Time (other than the Owned Company Shares) and that is held by holders of such Company Common Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such share of Company Common Stock held by any such holder (the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Company Merger Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Company Merger Effective Time, the right to receive the Per Share Price and the Surviving Corporation shall remain liable for payment of the Per Share Price for such Dissenting Company Shares in accordance with this Agreement. At the Company Merger Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) reasonably prompt notice of any demands received by the Company for appraisal of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares and (ii) the opportunity to direct, in consultation with the Company, all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(e) Company Warrants. At the Company Merger Effective Time, each outstanding Company Warrant shall, in accordance with the terms of the Warrant Agreement, automatically and without any required action on the part of the holder thereof or any other Person, cease to represent a Company Warrant exercisable for Company Class A Common Stock and shall become a Company Warrant exercisable for the Per Share Price. If a Registered Holder (as defined in the Warrant Agreement) properly exercises a Company Warrant within thirty (30) days following the public disclosure of the consummation of the Company Merger pursuant to a Current Report on Form 8-K filed with the SEC, the Warrant Price (as defined in the Warrant Agreement) with respect to such exercise shall be reduced by an amount (in dollars) equal to the difference of (i) the Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Price (but in no event less than zero) minus (B) the Black-Scholes Warrant Value (as defined in the Warrant Agreement) (such reduced Warrant Price, the “Reduced Warrant Price” and such exercise, the “Special Warrant Exercise”).

2.8 Equity Awards.

(a) Company Options. At the Company Merger Effective Time, each Company Option outstanding as of immediately prior to the Company Merger Effective Time with an exercise price per share less than the Per Share Price, whether vested or unvested, will automatically, without any action on the part of the Parent Parties or the Company Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Company Merger Effective Time and (ii) the excess, if any, of the Per Share Price over the exercise price per share of such Company Option (with respect to such Company Option, the “Option Consideration”). With respect to the Company Options set forth in Section 2.8(a) of the Company Disclosure Letter (“Specified Options”), for purposes of determining the number of Specified Options that will be cancelled and converted into the right to receive the Option Consideration pursuant to this Section 2.8(a), any performance-based vesting conditions will be measured based on the Per Share Price. Each Company Option with (A) an exercise price per share equal to or greater than the Per Share Price or (B) a performance-based vesting condition that is not achieved as a result of the Transactions, in each case of clauses (A) and (B), will be cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof.

(b) Company RSUs.

(i) At the Company Merger Effective Time, (A) each Company RSU that is vested but remains unsettled as of immediately prior to the Company Merger Effective Time (each, a “Vested Company RSU”) and (B) each Company RSU set forth in Section 2.8(b)(i) of the Company Disclosure Letter (“Specified RSUs”) or Director RSU that is outstanding as of immediately prior to the Company Merger Effective Time, whether vested or unvested, will automatically, without any action on the part of the Parent Parties, the Company Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (1) the Per Share Price and (2) the total number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Company Merger Effective Time.

(ii) At the Company Merger Effective Time, each Company RSU (other than any Company RSU set forth in Section 2.8(b)(ii) of the Company Disclosure Letter (such Company RSUs, “Cash-Settled RSUs”), Vested Company RSU, Specified RSU or Director RSU) that is outstanding as of immediately prior to the Company Merger Effective Time, will automatically, without any action on the part of the Parent Parties, the Company Parties or the holder thereof, be cancelled and, in exchange therefor, the holder of such cancelled Company RSU will be entitled to receive, in consideration of the cancellation of such Company RSU, a Parent restricted stock unit award covering the number of ordinary shares of Parent equal to the product of (A) the Equity Award Exchange Ratio and (B) the number of shares of Company Common Stock underlying such Company RSU (each, an “RSU Equity Replacement Award”), with any resulting fractional number of ordinary shares of Parent covered by such RSU Equity Replacement Award rounded down to the next whole number.

(iii) At the Company Merger Effective Time, each Cash-Settled RSU will automatically, without any action on the part of the Parent Parties, the Company Parties or the holder thereof, be cancelled and, in exchange therefor, the holder of such cancelled Cash-Settled RSU will be entitled to receive, in consideration of the cancellation of such Cash-Settled RSU, a restricted cash award representing the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Cash-Settled RSU as of immediately prior to the Company Merger Effective Time (each, an “RSU Cash Replacement Award”).

(iv) Each RSU Cash Replacement Award and RSU Equity Replacement Award shall have no less favorable terms and conditions, including with respect to vesting and acceleration provisions upon a qualifying termination of employment, as were applicable to the applicable Company RSU immediately prior to the Company Merger Effective Time, except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent or as explicitly provided in this Section 2.8.

(c) Company PSUs. Except for the Company PSUs set forth in Section 2.8(c) of the Company Disclosure Letter (“Specified PSUs”), at the Company Merger Effective Time, each Company PSU outstanding as of immediately prior to the Company Merger Effective Time, will automatically, without any action on the part of the Parent Parties, the Company Parties or the holder thereof, be cancelled and, in exchange therefor, the holder of such cancelled Company PSU will be entitled to receive, in consideration of the cancellation of such Company PSU, a Parent time-based restricted stock unit award covering the number of ordinary shares of Parent equal to the product of (i) the Equity Award Exchange Ratio and (ii) the total number of shares of Company Common Stock underlying such Company PSU (each, a “PSU Replacement Award”), with any resulting fractional number of ordinary shares of Parent covered by such PSU Replacement Award rounded down to the next whole number. Each PSU Replacement Award shall have no less favorable terms and conditions, including with respect to vesting and acceleration provisions upon a qualifying termination of employment, as were applicable to the applicable Company PSU immediately prior to the Company Merger Effective Time, except for terms rendered inoperative by reason of the Transactions (including performance-based vesting conditions) and other administrative or ministerial changes determined by Parent or as explicitly provided in this Section 2.8. For purposes of determining the number of shares of Company Common Stock subject to each Company PSU for purposes of this Section 2.8(c), the revenue growth performance-based vesting condition that applied to the Company PSUs immediately prior to the Company Merger Effective Time shall be deemed attained at 100% in accordance with the terms of the applicable award agreements governing such Company PSUs.

(d) Specified PSUs. At the Company Merger Effective Time, each Specified PSU outstanding as of immediately prior to the Company Merger Effective Time, whether vested or unvested, will automatically, without any action on the part of the Parent Parties, the Company Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Price and (ii) the total number of shares of Company Common Stock subject to such Specified PSU as of immediately prior to the Company Merger Effective Time. For purposes of determining the number of shares of Company Common Stock subject to each Specified PSU for purposes of this Section 2.8(d), (A) the revenue growth performance-based vesting condition that applied to the Specified PSUs immediately prior to the Company Merger Effective Time shall be deemed attained at 100% in accordance with the terms of the applicable award agreements governing such Specified PSUs and (B) the stock price performance-based vesting condition that applied to the Specified PSUs immediately prior to the Company Merger Effective Time shall be measured based on the Per Share Price, with any such performance-based vesting condition that is not achieved as a result of the Transactions cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof.

(e) Payment Procedures. Parent shall cause the Surviving Corporation to pay holders of Equity Awards (the “Equity Award Holders”), as applicable, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of the Equity Awards that are cancelled pursuant to this Section 2.8 (other than Equity Awards canceled pursuant to Section 2.8(b)(ii) or 2.8(c)), less any required withholding pursuant to Section 2.12, (i) as promptly as reasonably practicable, but in no event later than thirty (30) days, after the Closing Date, in the case of Company Options, Vested Company RSUs, Specified RSUs, Director RSUs, and Specified PSUs, and (ii) with respect to each RSU Cash Replacement Award, each portion thereof shall be payable as promptly as practicable, and in no event later than thirty (30) days following the date such portion is vested; provided that such payment with respect to Equity Awards shall be made at such other time or times following the Closing Date consistent with the terms of the applicable award agreement to the extent necessary to avoid the imposition of additional income tax pursuant to Section 409A of the Code. Parent shall issue the RSU Equity Replacement Awards and PSU Replacement Awards to the applicable Equity Award Holders as promptly as reasonably practicable, but in no event later than thirty (30) days after the Closing Date.

(f) Further Actions. The Company Parties and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act) shall take all actions necessary to give effect to this Section 2.8, including the treatment of Equity Awards as contemplated by this Section 2.8 (including the satisfaction of the requirements of Rule 16b3(e) promulgated under the Exchange Act). Parent shall file an Appendix 3G on the Australian Securities Exchange (“ASX”) in relation to the Parent restricted stock unit award (the “share rights”) issued in respect of the number of ordinary shares of Parent subject to the RSU Equity Replacement Awards and PSU Replacement Awards at the end of the financial quarter during which the share rights are issued in accordance with this Agreement and a further ASX Appendix 3G during each subsequent financial quarter during which any share rights are exchanged for ordinary shares of Parent in accordance with their terms, as required under ASX Listing Rules and as necessary to effectuate the transactions contemplated by Section 2.8(b)(ii) and 2.8(c).

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Mergers (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of (x) shares of Company Common Stock and (y) Holdings Units pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock and Holdings Units become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Entities, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Entities to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Entities as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock and Holdings Units as contemplated by Section 2.7.

(c) Payment Procedures. Promptly following the Closing (and in any event within three (3) Business Days following the Closing), Parent and the Surviving Entities will cause the Payment Agent to mail to each holder of record (as of immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable) of (i) a certificate or certificates that immediately prior to the Company Merger Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Certificates”); (ii) uncertificated shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Uncertificated Shares”) and (iii) Holdings Units, (A) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent); and (B) instructions for use in effecting the surrender of the Certificates, Uncertificated Shares and Holdings Units, as applicable, in exchange for the Per Share Price or the Per Unit Price, as applicable, payable in respect thereof pursuant to Section 2.7. With respect to holders of Certificates, upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificate; by (y) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. With respect to holders of Uncertificated Shares, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares; by (2) the Per Share Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. With respect to the holders of Holdings Units, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a transfer of Holdings Units, the holders of such Holdings Units will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Holdings Units so held; by (2) the Per Unit Price (less any applicable withholding Taxes payable in respect thereof), and the transferred Holdings Units so surrendered will be cancelled. The Payment Agent will accept such Certificates and transferred Uncertificated Shares and Holdings Units upon compliance with such reasonable terms and conditions as the Payment Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates, Uncertificated Shares and Holdings Units on the Per Share Price or the Per Unit Price, as applicable, payable upon the surrender of such Certificates and Uncertificated Units or Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates, Uncertificated Shares and Holdings Units will be deemed from and after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, to evidence only the right to receive the Per Share Price or the Per Unit Price, as applicable, without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d) DTC Payment. Prior to the Company Merger Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Company Merger Effective Time multiplied by (ii) the Per Share Price.

(e) Transfers of Ownership. If a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company or if the Per Share Price is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Per Share Price may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the stock transfer books or ledger of the Company, as applicable, only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per

Share Price, to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the Per Share Price or the Per Unit Price, as applicable, with respect to Uncertificated Shares or Holdings Units will only be made to the Person in whose name such Uncertificated Shares or Holdings Units are registered in the stock transfer books or ledger of Holdings or the Company, as applicable.

(f) No Liability. Subject to applicable Law and notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Entities or any other Party will be liable to a holder of Holdings Units or shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates, Uncertificated Shares or Holdings Units on the date that is one year after the Closing Date will be delivered to Parent (or the Surviving Entities as directed by Parent) upon demand, and any holders of Holdings Units or shares of Company Common Stock that were issued and outstanding immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock, or Holdings Units, as applicable, for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price or the Per Unit Price, as applicable payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares or Holdings Units solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price or the Per Unit Price, as applicable, to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares or Holdings Units five years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Entities free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10 No Further Ownership Rights in Holdings Units or Company Common Stock. From and after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, (a) all Holdings Units and shares of Company Common Stock will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of Holdings Units or holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Per Unit Price or the Per Share Price, as and if applicable, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(d). The Per Unit Price and the Per Share Price paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Holdings Units or shares of Company Common Stock, as applicable. From and after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, there will be no further registration of transfers on the records of the Surviving Entities of Holdings Units or shares of Company Common Stock that were issued and outstanding as of immediately prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable. If, after the Holdings Merger Effective Time or the Company Merger Effective Time, as applicable, Holdings Units, Certificates or Uncertificated Shares are presented to the Surviving Entities for any reason, they will (subject to compliance with the exchange procedures set forth in Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Entities or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding.

(a) Each of the Payment Agent, Parent and the Surviving Entities (without duplication) shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of Holdings Units, shares of Company Common Stock, Company Options, Company RSUs, and Company PSUs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

(b) The letter of transmittal described in Section 2.9(c) shall require that each holder of Holdings Units deliver an IRS Form W-9 or applicable IRS Form W-8 and, unless each such holder delivers an IRS Form W-9, an applicable Section 1446(f) withholding certificate pursuant to Treasury Regulations Section 1.1446(f)-2(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after February 28, 2022 and at any time at least one (1) Business Day prior to the date of this Agreement (the “Company SEC Documents”) (other than any disclosures contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company Parties to the Parent Parties on the date of this Agreement (the “Company Disclosure Letter”), the Company Parties hereby represent and warrant to the Parent Parties as follows:

3.1 Organization; Good Standing. Each of the Company Parties (a) is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (b) has the requisite corporate or limited liability power and authority, as applicable, to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except, with respect to clause (b), where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Party is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Corporate Power; Enforceability. Each Company Party has the requisite corporate or limited liability company power and authority, as applicable, to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval in the case of the Company Merger, consummate the Mergers and the other Transactions. This Agreement has been duly executed and delivered by each Company Party and, assuming the due authorization, execution and delivery by the Parent Parties, constitutes a legal, valid and binding obligation of each Company Party, enforceable against each Company Party in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has unanimously (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Company Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Company Merger upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders entitled to vote thereon adopt this Agreement in accordance with the DGCL by written consent; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders entitled to vote thereon in connection with an action by written consent in lieu of a meeting (collectively, the “Company Board Recommendation”), which Company Board recommendation has not been rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.3. In its capacity as the managing member of Holdings, the Company acting through the Company Board has determined that the Holdings Merger is fair to, and in the best interests of, Holdings and its Members (as defined in the Holdings LLCA)

and has taken all necessary action to approve the execution and delivery of this Agreement by Holdings, the performance by Holdings of its covenants and other obligations hereunder, and the consummation of the Holdings Merger upon the terms and conditions set forth herein for all purposes under the Holdings LLCA and the DLLCA (the “Requisite Member Approval”). The Requisite Member Approval is the only vote or approval of the holders of any equity interests of Holdings necessary under applicable Law or the Holdings LLCA to enter into this Agreement and consummate the Holdings Merger.

(b) Fairness Opinion. The Company Board has received from the Company Financial Advisor an opinion, dated as of the date hereof, to the effect that, as of such date and based upon and subject to the various assumptions set forth therein, the Per Share Price payable to the holders of shares of Company Common Stock (other than the Owned Company Shares or Dissenting Company Shares) pursuant to this Agreement is fair from a financial point of view to such holders.

(c) Anti-Takeover Laws. Assuming the accuracy of the representations of the Parent Parties set forth in Section 4.6, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in any applicable “anti-takeover” Law will not be applicable to the Company Merger.

3.4 Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the voting power of the outstanding shares of Company Common Stock entitled to vote, pursuant to the Written Consent (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Company Merger. The delivery of the Written Consent will constitute the Requisite Stockholder Approval.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company Parties, the performance by the Company Parties of their respective obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Charter, the Bylaws or the Holdings LLCA; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Company Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to any member of the Company Group; and (d) will not result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Authorizations. No Governmental Authorization is required on the part of the Company Parties in connection with (a) the execution and delivery of this Agreement by the Company Parties; (b) the performance by the Company Parties of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company Parties, except for (i) the filing of the Holdings Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Information Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the NYSE; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (v) the filing of any foreign direct investment filings required under applicable Law and obtaining approval with respect thereto; and (vi) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 2,500,000,000 shares of Company Class A Common Stock; (ii) 13,000,000 shares of Company Non-Voting Class B Common Stock, which is divided into 9,000,000 shares of Company Series B-1 Common Stock and 4,000,000 shares of Company Series B-2 Common Stock; (iii) 40,000,000 shares of Company Class V Common Stock; and (iv) 1,000,000 shares of Company Preferred Stock. As of 11:59 p.m., New York City time, on May 19, 2025 (such time and date, the “Capitalization Date”), (A) 311,186,753 shares of Company Class A Common Stock were issued and outstanding; (B) 3,372,278 shares of Company Non-Voting Class B Common Stock were issued and outstanding, divided into 94 shares of Company Series B-1 Common Stock and 3,372,184 shares of Company Series B-2 Common Stock, in each case issued and outstanding; (C) 30,692,235 shares of Company Class V Common Stock; (D) no shares of Company Preferred Stock were issued and outstanding; (E) 176,654 shares of Company Common Stock (all of which are shares of Company Class A Common Stock) were held by the Company as treasury shares; (F) 30,692,235 Holdings Units were issued and outstanding (which excludes the Holdings Restricted Common Units referenced in Section 3.7(a)(G) and any Holdings Units held by the Company); (G) 2,627,724 Holdings Series 2 RCUs (which excludes the Holdings Series 2 RCUs held by the Company), in each case issued and outstanding; and (H) 29,079,871 shares of Company Class A Common Stock were underlying the outstanding Company Warrants. All issued and outstanding shares of Company Common Stock and Holdings Units are validly issued, fully paid, nonassessable and free of any preemptive rights.

(b) Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 10,104,485 shares of Company Common Stock for issuance pursuant to the Company Stock Plan. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 6,176,790 shares of Company Common Stock with a weighted average exercise price of $4.40 per share (assuming achievement of all performance goals at 100%); (ii) 16,069,189 shares of Company Common Stock subject to outstanding Company RSUs; and (iii) 5,667,278 shares of Company Common Stock subject to outstanding Company PSUs (assuming achievement of all performance goals at 100%). From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Common Stock, other than pursuant to the exercise of Company Options or the vesting and settlement of Company RSUs or Company

PSUs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence and has not issued any Company Preferred Stock. Section 3.7(b) of the Company Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, with respect to each outstanding award of Equity Award, (i) the name and jurisdiction of residence of each holder thereof, (ii) the number of shares of Company Common Stock underlying such award, (iii) the date on which such award was granted, (iv) to the extent such award consists of Company Options, the exercise price thereof, (v) the expiration date, if applicable, and (vi) the time- and performance-based vesting schedule, as applicable. As of the date hereof, there are no accrued and unpaid cash dividends corresponding to any Equity Award.

(c) Company Securities. Except as set forth in Sections 3.7(a) and (b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company Parties other than those which have become outstanding after the Capitalization Date in accordance with the Employee Plan or upon the exercise of Company Warrants or which were reserved for issuance as of the Capitalization Date as set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company Group to (A) issue, transfer or sell any shares of capital stock or other equity interests in any member of the Company Group or securities convertible into or exchangeable for such shares or equity interests (in each case other than to a Company Party or a Subsidiary thereof); (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, any member of the Company Group (in each case other than to a Company Party or a Subsidiary thereof); and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, any member of the Company Group (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(d) Other Rights. Except for the Investor Rights Agreement, the Holdings LLCA and as set forth on Section 3.7(d) of the Company Disclosure Letter, there are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company Group is a party or by which any member of the Company Group is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, any member of the Company Group; (ii) obligations or binding commitments of any character to which any member of the Company Group is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, any member of the Company Group; or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities; or (iii) authorized or outstanding bonds, debentures, notes or other indebtedness for borrowed money the holders of which have the right to vote (or are convertible into, exchangeable for or evidencing the right to subscribe for or acquire securities having the right to vote) with the stockholders of the Company in their capacity as such on any matter. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of Holdings (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, where the failure to be in good standing and so qualified, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. Each of the Subsidiaries of Holdings is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be in good standing and so qualified, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect.

(b) Other than with respect to Holdings, the Company or a wholly owned Subsidiary of the Company owns one hundred percent of the capital stock of, or other equity interest in, each direct or indirect Subsidiary of the Company. All of the outstanding capital stock of, or other equity interests in, each member of the Company Group is duly authorized, validly issued, fully paid and non-assessable, and (other than with respect to Holdings) owned by the Company or another Subsidiary of the Company free and clear of any Liens, other than Permitted Liens. There are no authorized or outstanding options, warrants, purchase rights, subscription rights, conversion rights or other Contracts that require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding any of its capital stock or other equity interest to any third party. There are no statutory or contractual preemptive rights, rights of first refusal or similar restrictions with respect to the capital stock or other equity interests of any Subsidiary of the Company held by a third party. There are no agreements or understandings among any Persons with respect to the voting or transfer of the capital stock or other equity interests of any Subsidiary of the Company to which the Company is a party or of which the Company has Knowledge (other than among the Company and its Subsidiaries). The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other equity or voting interest or other securities of the Company.

3.9 Company SEC Documents. Since December 31, 2023, the Company has filed all forms, reports and documents (including exhibit and other information incorporated therein) with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Document was filed, and none of the Company SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.10 Company Financial Statements.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments).

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the fiscal year ended February 29, 2025 (nor has any such material weakness been identified since such date through the date hereof). Since December 31, 2022, neither the Company, nor to the Knowledge of the Company, the Company’s outside auditors, have received any written notification of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any actual and intentional fraud, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, except as would not reasonably be expected to be material to the Company Group, taken as a whole, or for such information described in clauses (i) and (ii) above as has been made available by the Company to Parent prior to the date hereof.

3.11 No Undisclosed Liabilities. The Company Group has no liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising in connection with the Transactions; (c) incurred in the ordinary course of business; or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or its Subsidiaries, on the one hand, and any unconsolidated affiliate on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) which has not been disclosed pursuant to Regulation S-K.

3.12 Absence of Certain Changes.

(a) Since February 28, 2025 through the date of this Agreement, (i) except in connection with the Transactions, the business of the Company Group has been conducted, in all material respects, in the ordinary course of business consistent with past practice and (ii) no member of the Company Group has taken any action that would be prohibited by Section 5.2 if such action was proposed to be taken after the execution and delivery of this Agreement by the Parties hereto without prior written consent of Parent.

(b) Since February 28, 2025, there has not been any effect, change, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts (other than any Material Contracts contemplated by clauses (i) and (xi) of the definition of Material Contract) as in effect as of the date of this Agreement, to which any member of the Company Group is a party.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the member of the Company Group that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The applicable members of the Company Group, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the applicable members of the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No member of the Company Group has received written or, to the Knowledge of the Company, oral, notice from any other party to a Material Contract that such other party intends to terminate or not renew, or to amend in any manner materially adverse to the Company Group taken as a whole, any Material Contract. The Company Group has made available to Parent a true, correct and complete copy of each of the written Material Contracts, together with all written amendments, extensions, guarantees and other binding supplements thereto as of the date hereof.

3.14 Real Property; Personal Property.

(a) No member of the Company Group owns any real property.

(b) As of the date hereof, Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list of all real property leased, licensed, subleased or otherwise used by the Company Group as lessee, sublessee, licensee or occupant (the “Leased Real Property”), (each, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, a “Lease”). The Company has made available to Parent a true, correct and complete copy of each Lease. A member of the Company Group has a good and valid leasehold, subleasehold or licensee interest in each Leased Real Property, free and clear of all Liens (except for Permitted Liens). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, (i) each Lease is valid and binding on a member of the Company Group and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto, (ii) no member of the Company Group, nor, to the Knowledge of the Company, any other party, is in breach or default under any of the Leases, beyond any applicable grace periods, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, (iii) no member of the Company Group has subleased, licensed, or otherwise granted any Person the right to use or occupy any of the Leased Real Property or any portion thereof, and (iv) to the Knowledge of the Company, there is no condemnation or other proceeding in eminent domain pending or threatened, affecting any portion of the Leased Real Property. Except for the Leased Real Property, and taking into account the permitted downsizing actions set forth in Section 5.2(q) of the Company Disclosure Letter, to the Knowledge of the Company, no member of the Company Group has any material liability (either existing or contingent) in respect of any land, building, location or office previously owned, occupied or otherwise used by it, or in which it had any such interest, since December 31, 2022.

(c) The Leased Real Property and the improvements thereon comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company Group. Taking into account the permitted actions set forth in Section 5.2(q) of the Company Disclosure Letter, the Leased Real Property is sufficient and adequate in all material respects to carry on the business of the Company Group as presently conducted.

(d) The Company Group has good title to or valid leasehold or license interests in all machinery, equipment and other personal property used by it in the conduct of its businesses as currently conducted, and none of such properties is subject to any Liens except for Permitted Liens. All material personal property of the Company Group is in good operating condition and repair, normal wear and tear excepted, and is adequate in all material respects to conduct the operations of the Group Companies as currently conducted.

3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each member of the Company Group is, and since December 31, 2022 has been, in compliance with all Environmental Laws and Environmental Permits, (b) no member of the Company Group has received, since December 31, 2022, or that otherwise remains pending or unresolved, any written notice of violation of, or other written notice of liability arising under or pursuant to, any Environmental Law, (c) no Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing against any member of the Company Group alleging any violation of or liability under or pursuant to any Environmental Law, (d) there has been no release or disposal of, or exposure of any Person to, any Hazardous Substance by any member of the Company Group or on real property owned or operated by any member of the Company Group in a manner that would reasonably be expected to result in any liability of or claim against any member of the Company Group under or pursuant to any Environmental Law, and (e) no member of the Company Group has assumed contractually any liabilities or obligations of any other Person that would reasonably be expected to result in a claim against the Company Group under or pursuant to any Environmental Law.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true, accurate and complete list as of the date hereof of (i) all registrations and applications to register Patents (including provisional applications), Marks (including intent-to-use applications), Copyrights and Internet Properties that are Company Owned Intellectual Property (collectively, the “Company Group Registrations”), along with, as applicable, the jurisdictions in which any of the foregoing have been issued or registered or in which any application for such issuance and registration has been filed and (ii) all material Company Group Software. Each of the Company Group Registrations has been validly registered, subsists with the entity with which it has been registered, and, to the Company Group’s Knowledge, is enforceable.

(b) The Company Group has maintained all Company Group Registrations that the Company Group has reasonably determined to be material to the business or operations of any member of the Company Group.

(c) The Company Group exclusively owns and has good and valid title to all material Company Owned Intellectual Property, free and clear of Liens other than Permitted Liens or IP Contracts. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, no university, military, educational institution, research center, Governmental Authority or other organization has sponsored research and development conducted in connection with the business of any member of the Company Group such that it may have any claim of right to, ownership of or other Lien on any Company Owned Intellectual Property.

(d) A member of the Company Group owns, or has a valid and enforceable written license to use, all material Company Group Intellectual Property provided, however, that the representation and warranty in this Section 3.16(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or violation by a member of the Company Group of any Intellectual Property, which is addressed in Section 3.16(f) below.

(e) Since December 31, 2022, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, there have been no, and there are no pending and, to the Knowledge of the Company, there are no threatened, Legal Proceedings by any Person against any member of the Company Group alleging infringement, dilution, misappropriation or violation of any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Owned Intellectual Property.

(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, since December 31, 2022, (i) the conduct of the business of any member of the Company Group as it has been conducted and as it is currently conducted does not infringe, dilute, misappropriate or violate any Intellectual Property of any Person and (ii) to the Knowledge of the Company, no Person is or has been infringing, diluting, misappropriating or violating any Company Owned Intellectual Property.

(g) All members of the Company Group (i) have in place commercially reasonable measures to protect the Trade Secrets used or controlled by a member of the Company Group; and (ii) to the Knowledge of the Company, there has been no unauthorized access, use or disclosure of any such Trade Secrets included in the Company Owned Intellectual Property. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, each current or former employee or contractor of the Company Group who has had access to any Trade Secrets owned or controlled by any member of the Company Group has entered into a written agreement with a member of the Company Group that requires such current or former employee or contractor to maintain the confidentiality of such Trade Secrets.

(h) Except as would not reasonably be expected to be, individually, or in the aggregate, material to the Company Group, taken as a whole, each Person who has participated in the development of any Intellectual Property by or on behalf of the Company Group has entered into a written agreement providing for the present ownership by a member of the Company Group of all such Intellectual Property developed by such Person (except where ownership in any such Intellectual Property vests in the Company Group by operation of Law). No current or former employee or contractor of any member of the Company Group has made or, to the Company’s Knowledge, threatened to make, any claim or challenge against any member of the Company Group in connection with his, her or its contribution to the discovery, creation or development of any Company Owned Intellectual Property. No current or former employee or contractor of any member of the Company Group has any ownership right to or in any material Company Owned Intellectual Property.

(i) To the Knowledge of the Company, no Personal Data or Trade Secrets of the Company Group are used in developing or training any internal or third-party Artificial Intelligence Tool. To the Knowledge of the Company, the use of any Artificial Intelligence Tool by any member of the Company Group does not currently and has not resulted in any unauthorized disclosure to or access by any third party of any Personal Data or any material Trade Secrets.

(j) The members of the Company Group are in compliance in all material respects with the terms and conditions of all licenses for Open Source Software distributed, Incorporated, contained in or used in the development of the Company Group Software or the products and services offered by any member of the Company Group. The members of the Company Group have not used any Open Source Software in a manner that would (i) require any material Company Owned Intellectual Property to be disclosed, delivered, distributed, licensed or otherwise made available in source code form; (ii) require derivative works based on such Open

Source Software to be made publicly available; (iii) limit or prohibit the receipt of consideration in connection with licensing or distributing any material Software or (iv) allow for reverse engineering, reverse assembly or reverse compilation of the material Company Group Software. Since December 31, 2022, no member of the Company Group has received a written notice or request from any third party to disclose, distribute or license any material Company Group Software pursuant to an Open Source Software license, or alleging noncompliance by any member of the Company Group with any Open Source Software license.

3.17 Tax Matters

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) Each member of the Company Group has timely filed (taking into account valid extensions) all Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all respects.

(ii) Each member of the Company Group has paid, or have adequately reserved for the payment of, all Taxes that are required to be paid by it (whether or not such Taxes are shown to be due and payable on any Tax Return).

(iii) No member of the Company Group executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired.

(iv) No audits or other examinations with respect to Taxes of any member of the Company Group are presently in progress.

(v) The Company has not been informed in writing by any jurisdiction in which it or any member of the Company Group currently does not file Tax Returns that such jurisdiction believes that such member of the Company Group was required to file any Tax Return in such jurisdiction;

(vi) No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date or (E) deferred revenue or prepaid or deposit amount received on or prior to the Closing Date.

(vii) No member of the Company Group (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than (I) any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes and (II) the Tax Receivable Agreement; or (B) has any material liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law).

(b) During the two-year period ending on the date of this Agreement, no member of the Company Group has been party to a transaction intended to qualify under Section 355 of the Code.

(c) No member of the Company Group has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

3.18 Employee Benefits.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Employee Plans (other than (i) any offer letter or other employment agreement that is terminable “at-will” or following a notice period imposed by applicable Law and does not provide for any severance, retention, change of control, transaction or similar bonuses (other than severance payments required to be made by the Company or any Company Subsidiaries under applicable non-U.S. Law) or (ii) any individual Equity Award grant notice or award agreement on the Company’s standard forms of Equity Award grant notice and agreement in the forms made available to Parent). The Company has made available to Parent with respect to each material Employee Plan (but with respect to each material Non-U.S. Employee Plan, only to the extent reasonably available), true, correct and complete copies of the following, as relevant: (i) all plan documents and all material amendments thereto (or written descriptions of any unwritten plan), and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the U.S. Internal Revenue Service; (iii) the most recent annual actuarial valuation and the most recent Form 5500 and all schedules thereto; and (iv) all material non-routine written communications relating to such Employee Plan (from any Governmental Authority issued during the past two years.

(b) Absence of Certain Plans. No member of the Company Group has during the past six years maintained, sponsored, participated in or contributed to, or been required to maintain, sponsor, participate in or contribute to, and does not otherwise have any liability, whether absolute or contingent (including as a result of its relationship with any other Person that would be or, at any relevant time, would have been, considered a single employer with the Company under Section 414(b), (c), (m) or (o) the Code), with respect to (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (iv) a plan that is subject to Section 412 of the Code or Title IV of ERISA or (v) a defined benefit pension scheme.

(c) Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan.

(d) Employee Plan Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings ongoing, pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, other than routine claims for benefits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions (including all employer contributions and employee salary reduction contributions), premium payments and other payments required to be made in respect of any Employee Plan, under the terms of any such Employee Plan, related funding arrangement or in accordance with applicable Law, have been paid within the time so prescribed or have been properly accrued in accordance with GAAP, the International Financial Reporting Standards (as promulgated by the International Accounting Standards Board) or other generally accepted accounting standards utilized in preparing financial statements of the Company Group.

(e) No Welfare Benefit Plan. No Employee Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) provides post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) shall result in (i) any payment of, or any increase in, the compensation or benefits (including severance pay, retention bonus or change-in-control payment) of any current or former employee or other individual service provider of the Company Group, (ii) the acceleration of payment, funding or vesting of any rights of any employee or other individual service provider of the Company Group under any Employee Plan, (iii) the forgiveness of any indebtedness, (iv) the triggering of any funding obligation under any Employee Plan, (v) the imposition of any restrictions or limitations on the right of any member of the Company Group, Parent or their respective Affiliates to amend or terminate any Employee Plan, or (vii) any payment or benefit made by any member of the Company Group to be characterized as a parachute payment within the meaning of Section 280G of the Code, except as set forth in Section 3.18(f) of the Company Disclosure Letter. No member of the Company Group is under any obligation to provide any gross up, indemnification, reimbursement or other payment for any excise or additional Taxes or related interest or penalties, including those imposed pursuant to Sections 409A or 4999 of the Code.

(g) Non-U.S. Employee Plans. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Employee Plan (i) has been maintained and administered in compliance with its terms and the requirements of all applicable Laws, (ii) if and to the extent required by applicable Law or Contract to be funded prior to the year in which benefit payments are made, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, (iii) has been registered to the extent required and has been maintained in good standing with applicable regulatory authorities and, (iv) if intended to qualify for special Tax treatment, meets all requirements for such treatment.

3.19 Labor Matters.

(a) Section 3.19 of the Company Disclosure Letter sets forth the works council Contracts to which any member of the Company Group is a party or which are applicable to the Continuing Employees. There are no pending or, to the Knowledge of the Company, threatened, nor since December 31, 2022 have there been any, proceedings, petitions or activities by or on behalf of any labor union, works council or other labor representative to organize any employees of the members of the Company Group with regard to their employment with any member of the Company Group. There is no, nor since December 31, 2022 has there been any, labor strike, walkout, lockout, slowdown, concerted work stoppage, picketing or other material labor disputes by employees against any member of the Company Group ongoing, pending or, to the Knowledge of the Company, threatened. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2022, each member of the Company Group has complied with all applicable Laws relating to employment or labor, including all applicable Laws relating to wages, hours, equal opportunity, classification of employees and other service providers, immigration, nondiscrimination, workers compensation, collective bargaining and the withholding and payment of social security and other payroll Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings ongoing, pending or, to the Knowledge of the Company, threatened, in each case, related to unfair labor practice complaints with respect to any current or former employee or individual service provider of the Company Group.

(b) To the Knowledge of the Company, since December 31, 2022, no allegations or reports of sexual harassment, discriminatory harassment based on a protected classification, assault or sexual misconduct have been made to any member of the Company Group against any current officer or director (in their capacities as such) of the Company.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth, to the extent allowed by applicable Law, a true, correct and complete list as of the last payroll date immediately preceding the date hereof of all current employees of the Company Group (but on an anonymized basis if required by applicable Laws), including each employee’s (i) name, (ii) job title or function, (iii) direct employer, (iv) job location (including city/state and country), (v) salary, (vi) details of other incentive compensation (including bonus and commission-based incentive opportunities), (vii) date of hire, and (viii) leave of absence status.

3.20 Compliance with Laws.

(a) Since December 31, 2022, the Company Group have complied with all Laws that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2022, no member of the Company Group has received any written or, to the Knowledge of the Company, oral communication from a Governmental Authority that alleges that any member of the Company Group is not in material compliance with any Laws. To the Knowledge of the Company, no member of the Company Group is under investigation with respect to any violation of any applicable Law.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (i) the Company Group has all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company Group are, and since December 31, 2022 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since December 31, 2022 to the date of this Agreement, no member of the Company Group has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

3.21 Data Privacy.

(a) The members of the Company Group (i) take commercially reasonable measures to protect the security of the IT Assets owned or controlled by the Company Group and (ii) have maintained, and currently maintain, commercially reasonable backup, security and disaster recovery plans, in each case, in compliance in all material respects with all applicable Privacy and Data Security Requirements, for such IT Assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the members of the Company Group comply with Privacy and Data Security Requirements regarding the Processing of Personal Data Processed by or on behalf of the members of the Company Group.

(b) Except as would not reasonably be expected to have, individually, or in the aggregate, a Company Material Adverse Effect, since December 31, 2022 through the date hereof, the members of the Company Group have not experienced any unauthorized access to or other breach of security with respect to any IT Assets, Personal Data or Trade Secrets (a “Security Incident”).

(c) Since December 31, 2022 through the date hereof, no member of the Company Group has received a complaint from any Governmental Authority or any other third party regarding a Security Incident or its Processing of Personal Data and, since December 31, 2022 through the date hereof, there has been no action or circumstance requiring any member of the Company Group to notify a Governmental Authority or other person in connection with a Security Incident or other disclosure of Personal Data nor have any such notifications been made nor are any such notifications planned to be made by any member of the Company Group.

(d) Except as would not reasonably be expected to have, individually, or in the aggregate, a Company Material Adverse Effect, the Company Group Software and the IT Assets owned or controlled by any member of the Company Group function in compliance with their written specifications without defects or errors when used in accordance with such specifications and related documentation. Except as would not reasonably be expected to have, individually, or in the aggregate, a Company Material Adverse Effect, no Company Group Software or IT Assets contain any (i) virus, “trojan horse”, worm or other Software routines or IT Assets designed to permit unauthorized access or to disable, erase or otherwise harm Software, IT Assets or data, (ii) back door, time bomb, drop dead device or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a person other than the user of the program or (iii) other malicious code that is intended to disrupt or disable any such Software or any such IT Assets.

(e) Except as would not reasonably be expected to be, individually, or in the aggregate, material to the Company Group, taken as a whole, as of the date hereof, no member of the Company Group has disclosed, delivered or licensed to any person, or obligated itself to disclose, deliver or license to any person (including any escrow agent), any source code to Company Group Software, except for employees or other service providers providing services to the Company Group with respect thereto, in each case having a written obligation of confidentiality to the Company Group or independent escrow agents pursuant to any Source Code Escrow Obligations. Except as would not reasonably be expected to be, individually, or in the aggregate, material to the Company Group, taken as a whole, no event has occurred and no circumstance or condition exists, including the consummation of the Transactions, that (with or without notice or lapse of time, or both) will, or could reasonably be expected to, result in the disclosure or delivery to any Person of any Company Group Software source code other than to employees or other service providers performing services on the Company Group’s behalf who are bound by obligations of confidentiality. Section 3.21(e) of the Company Disclosure Letter sets forth any Contract as of the date hereof that (i) contemplates any member of the Company Group placing the source code of any Company Group Software in escrow; and (ii) places the source code of any Company Group Software in escrow (collectively, “Source Code Escrow Obligations”, and each such Contract a “Source Code Escrow Obligation”).

3.22 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and other than any Transaction Litigation or any Legal Proceedings arising in connection with obtaining any Governmental Authorization under this Agreement or the Mergers brought after the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group.

(b) No Orders. No member of the Company Group nor any of their respective assets or properties is subject to any outstanding Order, other than any Order imposed in connection with obtaining any Governmental Authorization under this Agreement or the Mergers, that would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.23 Insurance. The Company Group has all material policies of insurance covering the Company Group and any of its respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, but excluding any insurance associated with any Employee Plan, that is customarily carried by Persons conducting business similar to that of the Company Group. All such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.24 Anti-Corruption Compliance; Import-Export Controls.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, for the past five years: (i) the Company Group, and their respective directors, officers, managers and employees, in their capacities as such, have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and all other applicable foreign and domestic anticorruption or antibribery laws (together with the FCPA, the “Anti-Corruption Laws”), (ii) the Company Group has developed, implemented and maintained a compliance program, which includes corporate policies, training and procedures, designed to ensure compliance with the FCPA and all other anticorruption and antibribery laws in effect in the jurisdictions in which the Company Group operates and (iii) no member of the Company Group nor any directors or officers (in their capacities as such) of any member of the Company Group nor, to the Knowledge of the Company, any managers, employees, agents, intermediaries or other representatives acting on behalf of any member of the Company Group have directly or indirectly (A) made any unlawful contributions, gifts or entertainment expenditures, incurred any other unlawful expenses or made any unlawful provision of any item of value relating to political activity, (B) offered, promised, paid or delivered any fee, commission, sum of money or item of value, however characterized, to any officer, official or employee, or any finder, agent, intermediary or other party acting on behalf of an officer, official or employee, of any government, state-owned or political agency, department, enterprise or instrumentality, in the United States or any other country, for the purpose of illegally influencing such officer, official or employee or that was otherwise illegal under any applicable Law, (C) made any payment to any customer or supplier, or to any officer, director, joint venture partner, employee, agent or intermediary of any such customer or supplier, for the unlawful sharing of fees or unlawful rebating of charges, (D) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering or compliance with unsanctioned foreign boycotts or (E) established or maintained any unrecorded fund or account of any nature that was illegal under applicable Law, in the case of (A) – (E) in violation of any Anti-Corruption Laws, Sanctions, or Import-Export Law.

(b) Since December 31, 2022, no member of the Company Group nor any director, officer or employee of any member of the Company Group or any other Person acting for or on behalf of any member of the Company Group: (i) has been or is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC” and such Laws, “Sanctions”) or (ii) in their capacity as such has engaged or is currently engaging in any business or other dealings with, in, involving or relating to (A) any country subject to a comprehensive embargo under the sanctions administered by OFAC or (B) any Person the subject of sanctions administered by OFAC, in either case (A) or (B), in violation of any applicable Sanctions.

(c) Each member of the Company Group has, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2022, conducted its import, export and reexport transactions in accordance with all material applicable import, export and reexport Laws, including the Laws administered by U.S. Customs and Border Protection, the Export Administration Regulations and all other applicable import/export controls in other countries into/from which any member of the Company Group imports, exports or reexports products, technologies, Software or services, or in which any member of the Company Group otherwise conducts business (“Import-Export Laws”).

(d) The Company Parties have conducted an assessment and determined that no member of the Company Group (i) produces, designs, tests, manufactures, fabricates or develops one or more “critical technologies” as such term is defined in 31 C.F.R. § 800.215, (ii) performs any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. part 800 with respect to “covered investment critical infrastructure” as such term is defined in 31 C.F.R. § 800.212, (iii) maintains or collects, directly or indirectly, “sensitive personal data” as such term is defined in 31 C.F.R. § 800.241 of U.S. citizens, (iv) is a “covered foreign person” as such term is defined in 31 C.F.R. § 850.209 or (v) engages in, or has plans to engage in, any “covered activity” as such term is defined in 31 C.F.R. § 850.208.

3.25 Brokers. Except for the Company Financial Advisors, there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company Group who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions. The Company has made available to Parent a true, correct and complete copy of any engagement letter or other Contract entered into between the Company and each of the Company Financial Advisors under which any fees or expenses will become payable in connection with the Transactions.

3.26 Company Information The information supplied or to be supplied by the Company for inclusion in the Information Statement will not, at the time the Information Statement is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties for inclusion or incorporation by reference therein.

3.27 TRA Amendment. The TRA Amendment has been duly executed and delivered by each Company Party and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes a legal, valid and binding obligation of each Company Party, enforceable against each Company Party subject to the Enforceability Exceptions.

3.28 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company Parties in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company Parties nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the members of the Company Group or its respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent Parties or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, except for the representations and warranties made by the Company Parties in this Article III, neither the Company Parties nor any other Person makes or has made any express or implied representation or warranty to the Parent Parties or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to any member of the Company Group or their respective businesses or (b) any oral or written information presented to Parent Parties or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Each of the Parent Parties hereby represent and warrant to the Company Parties as follows:

4.1 Organization; Good Standing. Each Parent Party (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite corporate or limited liability company power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. No Parent Party is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each Parent Party has the requisite corporate or limited liability company power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions. This Agreement has been duly executed and delivered by each Parent Party and, assuming the due authorization, execution and delivery by the Company Parties, constitutes a legal, valid and binding obligation of each Parent Party, enforceable against each Parent Party in accordance with its terms.

4.3 Non-Contravention. The execution and delivery of this Agreement by each Parent Party, the performance by each Parent Party of their respective obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of the Parent Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which any Parent Party is a party or by which the Parent Parties or any of their properties or assets may be bound; (c) assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to the Parent Parties; and (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Parent Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Requisite Governmental Authorizations. Assuming the accuracy of the representations of the Company Parties set forth in Section 3.24(d), no Governmental Authorization is required on the part of the Parent Parties or any of their respective Affiliates in connection with (a) the execution and delivery of this Agreement by each of the Parent Parties; (b) the performance by each of the Parent Parties of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Parent Parties, except (i) the filing of the Holdings Certificate of Merger and the Company Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; (iv) the filing of any foreign direct investment filings required under applicable Law and obtaining approval with respect thereto and (v) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Orders. As of the date hereof, no Parent Party is subject to any Order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of the Parent Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Legal Proceedings. There are no Legal Proceedings, other than any Transaction Litigation or any Legal Proceedings arising in connection with obtaining any Governmental Authorization under this Agreement or the Mergers brought after the date hereof, pending or, to the knowledge of Parent or any of its Affiliates, threatened against a Parent Party that would, individually or in the aggregate, have a Parent Material Adverse Effect.

4.6 Ownership of Holdings Units and Company Common Stock. No Parent Party or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of the Parent Parties or any of their respective Affiliates (a) has owned any Holdings Units or shares of Company Common Stock; or (b) has been an “interested stockholder” (as defined in Article IX of the Charter) of the Company, in each case during the three years prior to the date of this Agreement.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Parent Parties or any of their respective Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Mergers or the other Transactions.

4.8 Operations of the Parent Parties. The authorized capital stock of Company Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. Each of the Parent Parties (other than Parent) has been formed solely for the purpose of engaging in the Mergers, and, prior to the Closing, each Parent Party (other than Parent) shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by this Agreement. Parent, through its wholly owned subsidiary, owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in, Holdings Merger Sub and Company Merger Sub free and clear of all Liens.

4.9 No Parent Vote, Approval or Financing Condition Required.

(a) No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Mergers. The adoption of this Agreement by the affirmative vote or consent of the board of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Holdings Merger Sub and Company Merger Sub necessary under applicable Law or their respective Organizational Documents to adopt this Agreement and consummate the Mergers and the other Transactions.

(b) No Financing Condition. Parent acknowledges and agrees that it is not a condition to the Closing or to any of its obligations under this Agreement that Parent obtains financing (including any equity financing, debt financing, alternative debt financing or any alternative or other financing) for, or related to, any of the Transactions contemplated by this Agreement (the “Financing”). If the Financing has not been obtained, the Parent Parties will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2, to consummate the Transactions.

4.10 Available Funds. Parent has (including via commitment) and will have as of the Closing, available funds sufficient to consummate the Transactions on the terms contemplated by this Agreement and to perform its obligations under this Agreement, including payment of the aggregate Per Share Price or Per Unit Price in respect of all shares of Company Common Stock or Holdings Units, as applicable, the amounts required under Section 2.8 and any other amounts required to be paid by Parent, Company Merger Sub, Holdings Merger Sub and the Surviving Entities in connection with or as result of the consummation of the Transactions and all related fees and expenses, including any indebtedness outstanding pursuant to the Company Indebtedness and any early termination payments required pursuant to the Tax Receivable Agreement as contemplated by this Agreement. The Parent Parties expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Mergers or any of the other Transactions, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

4.11 Stockholder and Management Arrangements. No Parent Party or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company Group (a) relating to (i) this Agreement or the Mergers; (ii) the Company Parties; or (iii) the Surviving Entities or any of their respective Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which (i) any holder of Holdings Units or shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Unit Price or the Per Share Price, as applicable, in respect of such holder’s Holdings Units or shares of Company Common Stock (including through any “roll-over” of existing equity in connection with the Transactions) or (ii) any director, officer, employee or other Affiliate of the Company has agreed to (x) approve this Agreement or vote against any Superior Proposal or (y) provide, directly or indirectly, equity investment to the Parent Parties or the Company Parties to finance any portion of the Mergers or the other Transactions.

4.12 Solvency. As of the Company Merger Effective Time and immediately after giving effect to the Mergers (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Mergers and all related fees and expenses of the Parent Parties, the Company Parties and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of the Surviving Entities and their respective Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Entities and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of the Surviving Entities and their respective Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Entities and their respective Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged;

and (c) the Surviving Entities and their respective Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature. No transfer of property is being made by the Parent Parties, the Surviving Entities or any their respective Affiliates (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by the Parent Parties, the Surviving Entities or any of their respective Affiliates in connection with the Transactions (or any series of related transactions or any other transactions in close proximity with the Transactions) (a) with the intent to hinder, delay or defraud either present or future creditors of the Surviving Entities, the Parent Parties or any of their respective Affiliates, (b) that could reasonably be expected to render the Surviving Entities, the Parent Parties or any of their respective Affiliates insolvent or (c) that as of the date hereof, is reasonably expected to have a material adverse effect on the long term financial sustainability of the Surviving Entities, the Parent Parties or any of their respective Affiliates.

4.13 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by the Parent Parties, the Parent Parties have received and may continue to receive from the Company Parties certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company Group and its businesses and operations. The Parent Parties hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which the Parent Parties are familiar, that the Parent Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III, the Parent Parties have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company Parties and will have no claim against any member of the Company Group, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, each Parent Party acknowledges and agrees that, except for the representations and warranties expressly made by the Company in Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.14 Parent Party Information. The information supplied or to be supplied by the Parent Parties for inclusion in the Information Statement will not, at the time the Information Statement is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.15 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Parent Parties in this Article IV or in any certificate delivered pursuant to this Agreement, no Parent Party or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Parent Parties or their respective Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company Parties or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III, the Parent Parties hereby acknowledge that no member of the Company Group, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to any member of the Company Group or their respective business or operations, including with respect to any information provided or made available to the Parent Parties or any of their respective Representatives or any information developed by the Parent Parties or any of their respective Representatives.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company Parties shall, and shall cause each of their respective Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in all material respects in the ordinary course of business consistent with past practice, and (ii) preserve intact in all material respects its significant commercial relationships with third parties; provided, that no action by the members of the Company Group with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 5.2.

5.2 Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in the Company Disclosure Letter, (c) as required by applicable Law, or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company Parties shall not, and shall not permit any of their respective Subsidiaries, to:

(a) amend the Charter, Bylaws, Holdings LLCA or the organizational documents of any member of the Company Group, in each case, in any material respect;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) any Company Securities issued or redeemed in connection with an Exchange (as defined in the Holdings LLCA) or issued pursuant to the exercise of Company Warrants; or (ii) as required by the terms of any award agreements under the Company Stock Plan with respect to, and upon the vesting, exercise or settlement of, Company Options, Company RSUs, or Company PSUs, in each case, outstanding as of the date of this Agreement or granted after the date hereof in compliance with this Agreement;

(d) except for transactions solely between or among members of the Company Group, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options or vesting and settlement of Company RSUs or Company PSUs, and (iii) the acquisition by the Company of Company Options, Company RSUs, and Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their terms;

(e) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for cash dividends made by one member of the Company Group to another member of the Company Group;

(f) (i) incur, assume, endorse, guarantee, or otherwise become liable for any indebtedness for borrowed money, except (A) borrowings in the ordinary course of business under the Company Group’s credit facilities as in effect on the date hereof, (B) guarantees or credit support provided by any member of the Company Group of the obligations of another member of the Company Group to the extent such indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(f), (C) performance bonds and surety bonds entered into in the ordinary course of business and (D) any indebtedness between or among members of the Company Group;

(g) except as required by applicable Law or any Employee Plan, (i) establish, enter into, adopt, amend or modify (including accelerating the vesting), renew, enter into or terminate any material Employee Plan or Labor Agreement, other than entering into at-will offer letters (or, for jurisdictions outside of the United States, employment agreements that provide for employment period or rights no greater than required by applicable law) with new hires in the ordinary course of business consistent with past practice and whose annual base salary or annual wage rate is (x) $200,000 or less for individuals employed in North America, (y) $175,000 or less for individuals employed in Europe, and (z) $100,000 or less for individuals employed in any other jurisdiction; (ii) grant, or enter into any Contract to commit to grant, any bonus (including any retention or change in control bonus), severance, termination pay or equity or equity-based award to any employee or other individual service provider or increase the compensation, severance or termination pay of any employee or other individual service provider, other than any increase in base salary or annual wage rate and proportional increases in target annual bonus opportunities adopted in the ordinary course of business consistent with past practice for non-officer employees or individual service providers whose annual base salary is (x) $200,000 or less for individuals employed in North America, (y) $175,000 or less for individuals employed in Europe, or (z) $100,000 or less for individuals employed in any other jurisdiction, (iii) materially increase the coverage or benefits available under any Employee Plan, (iv) accelerate the vesting or payment of, or fund or in any other way secure the payment, compensation or benefits under, or change any actuarial or other assumption used to calculate funding obligations with respect to, any Employee Plan, (v) plan, announce, implement or effect any reduction in force or mass layoff or (vi) terminate (other than for “cause” as determined in the Company’s reasonable discretion) or hire any employee or other individual service provider (other than to replace (x) a terminated employee on substantially the same terms and conditions as the terminated employee) or (y) an employee other individual service provider with an annual base salary of (A) $200,000 or less for individuals employed in North America, (B) $175,000 or less for individuals employed in Europe, and (C) $100,000 or less for individuals employed in any other jurisdiction, in each case of clauses (x) and (y), in the ordinary course of business consistent with past practice);

(h) settle any Legal Proceeding for an amount in excess of $250,000 individually or $2,500,000 in the aggregate, other than (i) any settlement where the amount paid or to be paid by the Company Group is covered by insurance coverage maintained by the Company Group and (ii) settlements of any Legal Proceedings for an amount not materially in excess of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of the Company; provided that no settlement of any Legal Proceeding may (x) impose material non-monetary restrictions on the business activities of the Company Group, taken as a whole or (y) involve any admission of wrongdoing by any member of the Company Group;

(i) materially change the methods, principles or practices of financial accounting of the Company Group, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(j) (i) make (other than in the ordinary course of business), change or rescind any material Tax election, (ii) change any material accounting or Tax reporting, periods, methods, principles or policies, (iii) file any amended income Tax Return or any other amended Tax Return if such amendment to such other Tax Return would reasonably be expected to result in a material Tax liability, (iv) settle or compromise any material Tax liability or claim relating to a material amount of Taxes, (v) enter into any material closing agreement relating to any Tax, (vi) agree to an extension of a statute of limitations in respect of any material Taxes (other than an automatically granted extension to file Tax Returns) or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(k) incur or commit to incur any capital expenditures other than (i) during fiscal year 2026, amounts, on an annualized basis, not in excess of the capital expenditure budget for fiscal year 2026, in accordance with the capital expenditure budget for fiscal year 2026 set forth in Section 5.2(k) of the Company Disclosure Letter (the “Capex Budget”) and (ii) during fiscal year 2027, amounts, on an annualized basis, not in excess of 105% of the Capex Budget for fiscal year 2027;

(l) enter into, modify, amend, waive any rights under or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract except, in each case, in the ordinary course-of business; provided, that any Material Contract (x) described by the definition set forth in Section 1.1(yyy)(iii) shall be exclusively governed by Section 5.2(m), (y) described by the definition set forth in Section 1.1(yyy)(vi) shall be exclusively governed by Section 5.2(f), and (z) described by the definition set forth in Section 1.1(xxx)(ix) shall be exclusively governed by Section 5.2(q);

(m) acquire any division, assets, properties, businesses or equity securities in any Person (including by merger, consolidation or acquisition of stock or assets), other than in or from any wholly owned Subsidiary of the Company or Holdings;

(n) sell, assign, transfer, license, sublicense or otherwise dispose of, any of the Company Group’s material tangible assets, other than such sales, assignments, transfers or other dispositions (i) that are in the ordinary course of business, (ii) of obsolete assets that are no longer used in the business of the Company Group or (iii) of Leased Real Property permitted by Section 5.2(q) below;

(o) sell, assign, transfer, license, sublicense or otherwise dispose of, any of the Company Owned Intellectual Property, other than (i) non-exclusive licenses granted to customers, vendors, suppliers or end-users in the ordinary course of business, or (ii) Company Group Registrations that is at the end of its statutory life;

(p) mortgage or pledge any portion of its properties or assets or subject any portion of its properties or assets to any Lien, except for Permitted Liens or in connection with financing transactions permitted by Section 5.2(f);

(q) (i) enter into any material lease, sublease, license or other occupancy agreement with an annual base rent in excess of $200,000, (whether as lessor or lessee, sublessor or sublessee, or licensor or licensee) (a “Material Lease”), with respect to any real property, (ii) assign or bifurcate any Material Lease to or with any Person, or (iii) terminate, rescind, renew (other than in accordance with its existing terms for renewal), amend, or grant any material waiver under any Material Lease, in each case, other than the downsizing actions with respect to certain Leased Real Property as set forth on Section 5.2(q) of the Company Disclosure Letter;

(r) except in the ordinary course of business, cancel, abandon, permit to lapse or fail to renew, maintain, pursue applications for or defend, any material Company Owned Intellectual Property;

(s) except pursuant to an existing Source Code Escrow Obligation as of the date of this Agreement, deposit any Company Group Software into escrow or enter into a Contract that contemplates any member of the Company Group placing the source code of any Company Group Software into escrow;

(t) disclose any Trade Secrets owned or controlled by a member of the Company Group to any Person other than in the ordinary course of business pursuant to a valid and enforceable written Contract providing for the confidentiality and non-disclosure by such Person of all such information or Trade Secrets, or as required by Law;

(u) except in the ordinary course of business, use any Artificial Intelligence Tools in connection with (i) any products and services offered by any member of the Company Group or (ii) any Personal Data or Trade Secrets Processed or controlled by any member of the Company Group;

(v) modify, amend, waive any rights under or terminate the TRA Amendment;

(w) take the actions set forth on Section 5.2(w) of the Company Disclosure Letter; or

(x) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company Group shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly, (A) solicit, initiate, propose or induce the making, submission or announcement of, or facilitate or assist, or knowingly encourage, any proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (B) furnish to any Person (other than the Parent Parties or any designees of the Parent Parties) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company Group, in any such case with the intent to induce the making, submission or announcement of, or to facilitate or knowingly encourage, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (C) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (or inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal), in each case other than informing such Persons of the existence of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal solely in order to clarify the terms of the Acquisition Proposal that are necessary to determine whether the Acquisition Proposal constitutes a Superior Proposal; (D) approve, endorse or recommend an Acquisition Proposal; or (E) approve, recommend or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the terms of Section 5.3(b), promptly (and in any event within one Business Day) following the execution of this Agreement, the Company Parties shall request the return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person (other than Parent, the Financing Sources and their respective Affiliates or any Person to whom the Company or its Representatives have already furnished such request prior to the date of this Agreement) with whom a confidentiality agreement was entered into at any time prior to the date hereof with respect to an Acquisition Proposal, and shall immediately cease and shall cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to immediately (x) cease any discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or proposals or offers that could reasonably be expected to lead to an Acquisition Proposal) by such Person and (y) shut off all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to the Transactions. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board (or any committee thereof) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until the earlier to occur of (i) the termination of this Agreement pursuant to Article VIII and (ii) the Company’s receipt of the Requisite Stockholder Approval, the Company Parties and the Company Board (or a committee thereof) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or such Person’s Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement, and otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case with respect to an Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal; provided, that subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to the Parent Parties any material non-public information or data that is provided to any Person given such access that was not previously made available to the Parent Parties prior to or promptly (and in any event within 24 hours) following the time it is provided to such Person.

(c) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of (x) the termination of this Agreement pursuant to Article VIII and (y) the Company’s receipt of the Requisite Stockholder Approval:

(i) the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, that the Company Board (or a committee thereof) shall not effect such a Company Board Recommendation Change unless:

(1) the Company has provided prior written notice to Parent at least four (4) Business Days in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change; and

(2) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four (4) Business Day period, has negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change; or

(ii) if the Company has received an Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided, that the Company Board (or a committee thereof) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company has provided prior written notice to Parent at least four (4) Business Days in advance (such notice period, including any extension thereto in accordance with this Section 5.3(c)(ii)(2), the “Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(c)(ii), including the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal; and

(2) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination; provided, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(c)(ii) with respect to such new written notice, it being understood that the “Notice Period” in respect of such new written notice will be three (3) Business Days.

(d) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(c) or Section 5.3(f), the Company Board shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve or recommend to the Company Stockholders an Acquisition Proposal; or (C) if an Acquisition Proposal that has been structured as a tender offer or exchange offer that constitutes an Acquisition Proposal for any outstanding shares of Company Common Stock has commenced, fail to publicly affirm the Company Board Recommendation and recommend against acceptance of such Acquisition Proposal, tender offer or exchange offer by its stockholders within ten (10) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal (any action described in clauses (A) through (C), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the factually accurate disclosure by the Company of the receipt of an Acquisition Proposal or any disclosure permitted by Section 5.3(f), (2) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; (3) the public disclosure by the Company of such determination; or (4) the delivery by the Company of any notice contemplated by Section 5.3(c) will constitute a Company Board Recommendation Change; or

(ii) cause or permit any member of the Company Group to enter into an Alternative Acquisition Agreement.

(e) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company shall as promptly as reasonably practicable (and, in any event, within 24 hours) notify Parent if any Acquisition Proposal is received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal; and (ii) a summary of the material terms and conditions of any such Acquisition Proposal and a copy of the most current version of the written agreement relating to such Acquisition Proposal. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status and material terms of any such Acquisition Proposal and the status of any related discussions or negotiations.

(f) Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal and no such communication by the Company or the Company Board permitted by this Section 5.3(f) shall be deemed to be a Company Board Recommendation Change.

(g) Breach by Representatives. The Company agrees that any breach of any applicable restrictions set forth in this Section 5.3 by any of the Company’s Representatives shall be a breach of this Section 5.3 by the Company.

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give the Parent Parties, on the one hand, or the Company Parties, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Company Merger Effective Time. Prior to the Closing, each of the Parent Parties and the Company Parties shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation (including Section 5.3(c)), the Parent Parties shall (and shall cause their respective Affiliates to), on the one hand, and the Company Parties shall (and shall cause their respective Subsidiaries to), on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Mergers and the other Transactions, including by (i) causing the conditions to the Mergers set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from, or giving required notices to, Governmental Authorities and third parties; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary to consummate the Transactions.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, neither the Parent Parties nor any member of the Company Group will be required to agree to the payment of any fee (other than the payment by the Company Group or the Parent Parties of their respective own de minimis costs and expenses) or other consideration in connection with obtaining any consent or waiver pursuant to any Material Contract in connection with the Mergers and the other Transactions, unless otherwise agreed by Parent and the Company.

(c) Limitations. Section 6.1(a) shall not apply to filings under Antitrust Laws or Foreign Investment Laws, which shall be governed by the obligations set forth in Section 6.2 below.

6.2 Antitrust, Foreign Investment and Regulatory Matters

(a) Filing Under Antitrust Laws. Each of the Parent Parties shall (and shall cause their respective Affiliates to), on the one hand, and the Company Parties shall (and shall cause their respective Affiliates), on the other hand, to the extent required, (i) within twenty-five (25) Business Days following the date of this Agreement, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Mergers as required by the HSR Act; and (ii) within twenty-five (25) Business Days following the date of this Agreement, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as necessary in the view of the Parties acting reasonably or to the extent set forth on Section 6.2(a)(ii) of the Company Disclosure Letter, for compliance with other applicable Antitrust Laws and

Foreign Investment Laws in connection with the Mergers. Each of the Parent Parties and the Company Parties shall (A) cooperate and coordinate (and shall cause their respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) respond appropriately to any request for additional information by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) subject to and in accordance with Section 6.02(b), use their respective reasonable best efforts to take (and cause their Affiliates to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws or Foreign Investment Laws applicable to this Agreement or the Mergers; and (2) obtain all clearances, consents, approvals, waivers, actions, non-actions, waiting period expirations or terminations and other authorizations pursuant to any Antitrust Laws or Foreign Investment Laws applicable to this Agreement or the Mergers or the Transactions (clauses (1) and (2), the “Governmental Approvals”), in each case as promptly as practicable and in any event prior to the Termination Date. Each of the Parent Parties shall (and shall cause their respective Affiliates to), on the one hand, and the Company Parties shall (and shall cause their respective Affiliates), on the other hand, to promptly inform the other of any communication from any Governmental Authority regarding the Mergers in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Mergers pursuant to the HSR Act, any other Antitrust Laws or Foreign Investment Laws applicable to the Mergers, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided, that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed. The Parent Parties shall be solely responsible for payment of all filing fees in connection with filings made under the HSR Act, any other Antitrust Laws and any Foreign Investment Laws.

(b) Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, “reasonable best efforts”, as used in this Section 6.2, of the Parent Parties shall include and require, and the Parent Parties shall take the following actions, if and to the extent necessary to obtain the Governmental Approvals, and to avoid or eliminate each and every impediment to Closing under any Antitrust Law and any Foreign Investment Law applicable to the Mergers or the Transactions, including but not limited to any legal challenge to the Mergers or the Transactions, as promptly as practicable prior to the Termination Date: (i) offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, and (ii) taking all actions necessary to avoid or eliminate each and every impediment and obtain all Governmental Approvals, including (A) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of the Parent Parties and their respective Affiliates and of the Company Group; (B) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of the Parent Parties and their respective Affiliates and of the Company Group; (C) the modification of any course of conduct regarding future operations of the Parent Parties and their respective Affiliates and of the Company Group; and (D) any other restrictions on the activities of Parent Parties and their respective Affiliates and of the Company Group, including the freedom of action of the Parent Parties and their respective Affiliates and of the Company Group with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; in each case, so as to allow the consummation of the Mergers and the Transactions as soon as practicable prior to the Termination Date. Notwithstanding anything to the contrary herein, (i) none of the Parent Parties shall be required, and none of the Company Parties and their respective Affiliates shall be permitted (without Parent’s prior written consent), to consent to, or offer to agree or consent to, or effect or undertake, any terms, conditions, liabilities, obligations, commitments, sanctions or undertakings (including settlements, stipulations, operational restrictions, hold separate orders, divestitures or otherwise) in connection with obtaining Governmental Approvals that (A) individually or in the aggregate, would reasonably be expected to be material to the Company Group, taken as a whole, or (B) would apply to, relate to or otherwise be in respect of Parent or any of its Affiliates or any of their respective businesses (other than the Company Group or its businesses) and (ii) none of Parent or its Affiliates shall be required to consent to, or offer to agree or consent to, or to make, any amendments or modifications to any of the terms of this Agreement. Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that would restrain, prevent or delay any consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations applicable to the Mergers, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority. Notwithstanding the foregoing, nothing in this Agreement shall require any member of the Company Group or their respective Affiliates to enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority that is not conditioned on the Closing.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company Parties and the Parent Parties shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Mergers and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Mergers to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Mergers and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval, waiver or other authorizations, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Mergers; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Mergers without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company Parties and the Parent Parties may designate any non-public information provided to, or proposed to be provided to, any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided that each of the Company Parties and the Parent Parties may redact any valuation and related information and personally identifiable information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company Parties and the Parent Parties shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel only” basis, where this would cause such information to cease to benefit from legal privilege. Parent shall, following consultation with (but not requiring the consent of) the Company, (i) control the strategy for obtaining any Governmental Approvals and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any applications and filings for approval of the matters contemplated by this Agreement which require regulatory approval and in connection with any investigation or other inquiry by, or any negotiations with, any Governmental Authority relating to the Transaction.

(d) Other Actions. The Parent Parties shall not, and shall cause each of their Subsidiaries not to enter into, agree to enter into, or consummate any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, share exchange, purchase of assets, license or otherwise) of any Person or business that would reasonably be expected to (x) prevent, materially delay or materially impede (i) the obtaining of any Governmental Approvals or (ii) the Closing or (y) create a material risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions, including the Mergers.

6.3 Stockholder Consent, Information Statement and Other Required SEC Filings; Special Warrant Exercise.

(a) Stockholder Consent. Immediately after the execution of this Agreement and in lieu of calling a meeting of the Company’s stockholders, the Company shall take all actions reasonably necessary to submit a form of irrevocable written consent in the form attached hereto as Exhibit C (“Written Consent”) to the Principal Stockholders, representing, collectively, of greater than 51% of the outstanding voting shares of Company Common Stock (such written consent, as duly executed and delivered by all such record holders, the “Stockholder Consent”). Promptly following receipt of the Stockholder Consent, the Company will provide Parent with a copy of such Stockholder Consent. In connection with the Stockholder Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Organizational Documents of the Company. For the avoidance of doubt, the signing, dating and delivery to the Company of the Stockholder Consent shall constitute the obtaining of the Requisite Stockholder Approval for all purposes under this Agreement.

(b) Information Statement. As promptly as reasonably practicable (but no later than 25 Business Days) following the date of this Agreement, the Company (with the assistance and cooperation of the Parent Parties as reasonably requested by the Company) shall prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act and Section 228 of the DGCL related to the Transactions and this Agreement (such information statement, including any amendment or supplement thereto, the “Information Statement”), provided, that the Company shall not be in breach of this Section 6.3(a) as a result of any delay in filing the Information Statement caused by the Parent Parties’ failure to comply with their obligations pursuant to Section 6.3(c).

(c) Other Required Company Filing. If the Company determines that it is required to file any document other than the Information Statement with the SEC in connection with the Mergers pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of the Parent Parties as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Information Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. The Company may not file the Information Statement or any Other Required Company Filing with the SEC or otherwise communicate in writing with the SEC with respect to the Information Statement or any Other Required Company Filing, in each case, without providing Parent and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(d) Furnishing Information. Each of the Company Parties, on the one hand, and the Parent Parties, on the other hand, shall use commercially reasonable efforts to furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Information Statement, as applicable, or any Other Required Company Filing. If at any time prior to the Information Statement Effectiveness Date, any information relating to the Company Parties, the Parent Parties or any of their respective Affiliates should be discovered by the Company Parties, on the one hand, or the Parent Parties, on the other hand, that should be set forth in an amendment or supplement to the Information Statement, as applicable, or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders or the holders of Company Warrants, as applicable.

(e) Notices. The Company, on the one hand, and the Parent Parties, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Information Statement, as applicable, or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Information Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(f) Dissemination of Information Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Information Statement (as applicable) to be disseminated to the Company Stockholders as promptly as reasonably practicable (and in any event within two (2) Business Days) following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Information Statement.

6.4 Special Warrant Exercise. The Company shall use its commercially reasonable efforts to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable to effectuate the Special Warrant Exercise promptly after the Closing, including by (A) preparing communications to inform holders of Company Warrants of the Special Warrant Exercise and (B) coordinating with the Warrant Agent to disseminate such communications, receive and process the exercise of Company Warrants and disburse funds to the holders of the Company Warrants in satisfaction of the Special Warrant Exercise. Following a Special Warrant Exercise by a holder of Company Warrants, the applicable Company Warrant shall automatically be cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (A) the total number of shares of Company Common Stock underlying such Company Warrant multiplied by (B) the excess, if any, of the Per Share Price over the Reduced Warrant Price, subject to reduction for any applicable withholding or other similar Taxes required by applicable Law.

6.5 Treatment of Company Indebtedness. At least three (3) Business Days prior to the Company Merger Effective Time, with respect to the Company Indebtedness to be repaid at the Company Merger Effective Time, the Company shall deliver to Parent payoff letters in customary form from the lenders (or their applicable representative) with respect to the Company Credit Agreement, stating the amounts required to pay in full thereunder and to effect the release of any related liens or other security interests securing the Company Indebtedness (subject to the payment thereof at the Company Merger Effective Time) and providing that Liens (and guarantees), if any, granted in connection with the Company Credit Agreement relating to the assets, rights and properties of the Company and its Subsidiaries securing such Company Indebtedness shall, upon the payment of the amount set forth in the payoff at the Closing, be released and terminated (subject to delivery of funds as arranged by Parent and the filing of appropriate UCC-3 termination statements and other termination filings).

6.6 Anti-Takeover Laws. The Company and the Company Board shall (a) take reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Mergers; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Mergers, take reasonable actions within their power to ensure that the Mergers may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Mergers.

6.7 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company Merger Effective Time, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company Parties in connection with the Transactions, except that the Company Parties may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable

Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would result in the disclosure of any trade secrets (including source code) of the Company Group or any third Persons; or (d) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, that (other than in the case of clause (d)), the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, use its commercially reasonable efforts to allow for any access or disclosure in a manner that does not result in the effects set out in clauses (a) through (c), including by making appropriate substitute arrangements. Any investigation conducted pursuant to the access contemplated by this Section 6.7 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company Group or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company Group of their normal duties or (ii) create a risk of damage or destruction to any property or assets of any member of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. Notwithstanding anything herein to the contrary, the Parent Parties shall not, and shall cause their respective Representatives not to, contact any employee of any member of the Company Group not involved in the negotiation of the Transactions or any customer, technology or other partner, vendor or supplier of the Company Group in connection with the Mergers or any of the other Transactions, in each case, without the Company’s prior written consent, and the Parent Parties acknowledge and agree that any such contact with any employee or any member of the Company Group shall be arranged and supervised by Representatives of the Company. All requests for access to employees or members of the Company Group pursuant to this Section 6.7 must be directed to the Chief Legal Officer of the Company or other Person designated by the Company. Notwithstanding anything to the contrary in this Section 6.7, nothing herein shall prevent Parent from, or shall be deemed to require the consent of the Company to, contacting its own customers (i) in the ordinary course of business unrelated to the Transaction or the Company Group or (ii) in connection with the Transaction but solely to the extent referencing publicly available information regarding the Transactions or information related to Parent and its business (including, for the avoidance of doubt, following the Closing), in each case, solely to the extent in compliance with applicable Law.

6.8 Section 16(b) Exemption. Prior to the Company Merger Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Company Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of the Equity Awards) in connection with the Company Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.9 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Entities and their respective Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between a member of the Company Group on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of any member of the Company Group prior to the Company Merger Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”), including pursuant to the Charter, the Bylaws, the Holdings LLCA and the other similar Organizational Documents of the Subsidiaries of the Company in effect on the date hereof, including in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of a member of the Company Group, or taken at the request of the a member of the Company Group (including in connection with serving at the request of a member of the Company Group as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Company Merger Effective Time); and (iii) the Mergers, as well as any actions taken by the Company Parties or the Parent Parties with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), and in all cases, to the extent provided in such indemnification agreements, the Charter, the Bylaws, the Holdings LLCA and the other similar Organizational Documents of the Subsidiaries of the Company in effect on the date hereof, as applicable. In addition, during the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Entities and their respective Subsidiaries shall (and Parent shall cause the Surviving Entities and their respective Subsidiaries to) cause the Organizational Documents of the Surviving Entities and their respective Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws, the Holdings LLCA and the other similar Organizational Documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable Law.

(b) D&O Insurance. During the period commencing at the Company Merger Effective Time and ending on the sixth anniversary of the Company Merger Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) (i) maintain in effect the Company’s current directors’ and officers’ liability and similar insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Company Merger Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance in effect as of immediately prior to the Company Merger Effective Time or (ii) purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier (the “Tail Policy”). In satisfying its obligations pursuant to this Section 6.9(c), the Surviving Corporation will not be obligated to (A) pay annual premiums for D&O Insurance purchase pursuant to clause (i) in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Premium”) or (B) pay an aggregate cost for the Tail Policy in excess of the Maximum Premium. If the annual premiums of such insurance coverage for the six-year period exceed the Maximum Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. In satisfaction of the foregoing obligations, prior to the Company Merger Effective Time the Company may (and at Parent’s request the Company will) purchase the Tail Policy so long as the aggregate cost for such Tail Policy does not exceed the aggregate Maximum Premium. If the Company elects to purchase the Tail Policy prior to the Company Merger Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such Tail Policy in full force and effect for a period of no less than six years after the Company Merger Effective Time and continue to honor its obligations thereunder.

(c) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made to the extent such obligations are not otherwise assumed by the operation of Law so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.9.

(d) No Impairment. The obligations set forth in this Section 6.9 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.9(c) (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.9, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.9 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter, Bylaws and the Holdings LLCA; (ii) the Organizational Documents of the Subsidiaries of the Company Parties; (iii) any and all indemnification agreements entered into with any member of the Company Group; or (iv) applicable Law (whether at Law or in equity).

(e) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the members of the Company Group for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.10 Employee Matters

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Company Merger Effective Time.

(b) Employment; Benefits. For a period of twelve months following the Company Merger Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee: (i) annual base salary or wage rate (as applicable) and, subject to Section 6.10(b)(i) of the Company Disclosure Letter, annual target incentive opportunities (excluding annual long-term equity or equity-based incentive opportunities) that are, in each case, no less favorable than those in effect for such Continuing Employee immediately before the Company Merger Effective Time; (ii) annual long-term equity or equity-based incentive opportunities that are substantially comparable to those provided to similarly-situated employees of Parent or its Subsidiaries; (iii) severance and termination benefits in accordance with Section 6.10(b)(iii) of the Company Disclosure Letter; and (iv) other employee benefit plans, programs, policies, agreements or arrangements (excluding equity-based or long-term incentive opportunities, retention, change in control or transaction-related compensation, one-time bonuses, nonqualified deferred compensation, defined benefit pension and post-retirement welfare arrangements) that are substantially comparable in the aggregate to those in effect for (or available to) similarly situated employees of Parent or its Subsidiaries. From and after the Company Merger Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to), honor and assume in accordance with its terms each Employee Plan.

(c) New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Company Merger Effective Time (each such plans, a “New Plan”), the Surviving Corporation and its Subsidiaries shall use its reasonable best efforts to (and Parent shall use its reasonable best efforts to cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Company Merger Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance entitlement or termination pay, but excluding defined benefit pension and post-retirement welfare arrangements), except to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Parent, the Surviving Corporation and its Subsidiaries, as applicable, shall use commercially reasonable efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents, except to the extent that any such exclusions or requirements still applied to such Continuing Employee under the comparable Employee Plan in which such Continuing Employee participated immediately before the Closing;

(iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iv) credit the accounts of the Continuing Employees pursuant to any New Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the Old Plan that is a flexible spending account plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Company Merger Effective Time will be credited to such Continuing Employee following the Company Merger Effective Time.

(d) Company Incentive Plans. With respect to each of the Company’s annual incentive plans (each, a “Company Incentive Plan”), for the fiscal year in which the Company Merger Effective Time occurs, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee at the same time or times that bonuses are ordinarily paid in accordance with the terms of the applicable Company Incentive Plan, a bonus for such fiscal year (each, an “Annual Bonus”), subject to such Continuing Employee’s employment with the Surviving Corporation or its Affiliates on the applicable payment date of the Annual Bonus. The amount of the Annual Bonus for a Continuing Employee shall equal the applicable bonus amount based on actual performance, measured as of the Company’s most recently completed fiscal quarter prior to the Company Merger Effective Time and compared against the Company’s quarterly budgeted plan for such fiscal year, extrapolated through the end of the applicable fiscal year, and, in each case, prorated based on the number of days during the applicable fiscal year such Continuing Employee continued in the employment of the Company through the Closing Date. The Company’s performance for purposes of this Section 6.10(d) shall be determined by the Company Board (or the compensation committee thereof) in good faith and consistent with past practice; provided, that, reasonably in advance to such determination, the Company shall provide Parent with the results of the Company’s performance to be presented for approval to the Company Board (or the compensation committee thereof) for Parent’s review and comment, which the Company shall consider in good faith. For sake of clarity, if the Company is on budget as of the end of the fiscal quarter, the Company will be considered to be on budget for the fiscal year. Notwithstanding the foregoing, if a Continuing Employee’s employment is terminated without Cause (as defined in the Company Stock Plan) or, if applicable, due to the Continuing Employee’s resignation with Good Reason (as defined in the applicable Continuing Employee’s employment agreement, if any, or the Executive Severance Plan if such Continuing Employee is a participant therein) before the date such prorated Annual Bonus is paid (each, a “Qualifying Termination”), subject to such Continuing Employee’s execution and non-revocation of a customary release of claims in favor of Parent and its Affiliates, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay such Continuing Employee such prorated Annual Bonus no later than thirty (30) days following the effective date of such release of claims; provided, that, to the extent such Continuing Employee is entitled to payment of a prorated Annual Bonus as a result of a Qualifying Termination pursuant to an existing Employee Plan, such Continuing Employee shall not be entitled to payment of the prorated Annual Bonus pursuant to this Section 6.10(d).

(e) Collective Bargaining Agreements. Notwithstanding anything in this Section 6.10 to the contrary, the terms and conditions of employment for any employees covered by a Labor Agreement set forth in Section 3.19 of the Company Disclosure Letter shall be governed by such agreement and Parent shall and shall cause the Surviving Corporation and its Subsidiaries to honor the terms thereof.

(f) Company Qualified DC Plan. If requested by Parent not less than five Business Days before the Closing Date, the Company shall adopt resolutions to terminate the Employee Plans that are Tax-qualified defined contribution plans in the United States (collectively, the “Company Qualified DC Plan”), effective as of the day prior to the Closing Date but contingent on the occurrence of the Closing. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). Upon the distribution of the assets in the accounts under the Company Qualified DC Plan to the participants, Parent shall permit such participants who are then actively employed by Parent or its Subsidiaries to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash or loan notes, from the Company Qualified DC Plan to the applicable United States Tax-qualified defined contribution plans of Parent or its Subsidiaries.

(g) Specified Actions. The Company Parties and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act) shall take all actions necessary to give effect to the treatment of the Specified Options, Specified RSUs and Specified PSUs pursuant to the arrangements set forth in Sections 2.8(a), (b) and (c) of the Company Disclosure Letter.

(h) Employee Communications. Prior to the Closing, the Company Parties shall not issue any written communication (including any electronic communication) to the extent regarding the post-Closing employee benefit plans or arrangements and compensation (which, for the avoidance of doubt, does not include treatment of Equity Awards pursuant to this Agreement or the other provisions of this Agreement) that is intended for broad-based and general distribution to employees without the prior review and approval by Parent (not to be unreasonably withheld, conditioned or delayed).

(i) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, the provisions contained in this Section 6.10 are included for the sole benefit of the parties hereto, and nothing in this Section 6.10, whether expressly or implied, will be deemed to: (i) guarantee employment for any period of time for, or preclude or restrict in any way the ability of the Company, Parent, the Surviving Corporation or any of their respective Affiliates to terminate any employee or other individual service provider at any time; (ii) establish or amend any Employee Plan or any other employee benefit or compensation plan, program, policy or arrangement; (iii) restrict in any way the right of the Company, Parent, the Surviving Corporation or any of their respective Affiliates to amend, terminate or otherwise modify any Employee Plan or any other employee benefit plan or arrangement in accordance with its terms; (iv) obligate Parent, the Surviving Corporation or any of their respective Affiliates to adopt or maintain any particular plan or program or other compensatory or benefits arrangements at any time; or (v) create any third party beneficiary or other rights in any other Person (including any Continuing Employee (or beneficiary or dependent thereof)).

6.11 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement issued by each of the Company and Parent shall each be in a form reasonably agreed by the other Party. Following such initial releases, the Company Parties and Parent Parties shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Mergers and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations with respect to any national securities exchange or national securities quotation system; provided, that the Parties shall not be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors, stockholders or Financing Sources) made by either the Parent Parties or the Company Parties, in each case, that are consistent with public statements previously made in accordance with this Section 6.12 or any with any plan previously agreed to in writing between the Company Parties and the Parent Parties; provided, further, that the restrictions set forth in this Section 6.12 shall not apply to any release or public statement (x) made or proposed to be made by the Company Parties with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto or (y) in connection with any dispute between the parties regarding this Agreement or the Mergers.

6.12 Transaction Litigation. Prior to the Company Merger Effective Time, the Company Parties will provide the Parent Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company Parties will (a) give the Parent Parties the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with the Parent Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company Parties may not compromise or settle any Transaction Litigation unless the Parent Parties have consented thereto in writing (which consent shall not be unreasonably conditioned, withheld or delayed). For purposes of this Section 6.13, “participate” means that the Company Parties shall keep the Parent Parties reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and the Parent Parties may offer comments or suggestions with respect to such Transaction Litigation which the Company Parties shall consider in good faith, but the Parent Parties shall not be afforded decision-making power or authority.

6.13 Stock Exchange Delisting; Deregistration. Prior to the Company Merger Effective Time, the Company shall cooperate with the Parent Parties and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NYSE to cause (a) the delisting of the Company Class A Common Stock and the Company Warrants from the NYSE as promptly as practicable after the Company Merger Effective Time; and (b) the deregistration of the Company Class A Common Stock and the Company Warrants pursuant to the Exchange Act as promptly as practicable after such delisting.

6.14 Additional Agreements. If at any time after the Holdings Merger Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving LLC with full title to all properties, assets, rights, approvals, immunities and franchises of either of Holdings or Holdings Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action. If at any time after the Company Merger Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Company Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.15 Parent Vote. Immediately following the execution and delivery of this Agreement, (a) a wholly-owned subsidiary of Parent, in its capacity as the sole stockholder of Company Merger Sub, shall execute and deliver to Company Merger Sub and the Company Parties a written consent adopting this Agreement in accordance with the DGCL and (b) a wholly-owned subsidiary of Parent, in its capacity as the sole member of Holdings Merger Sub, shall execute and deliver to Holdings Merger Sub and the Company Parties a written consent adopting this Agreement in accordance with the DLLCA and the limited liability company agreement of Holdings Merger Sub.

6.16 Certain Arrangements. Without the prior consent of the Company Board, none of the Parent Parties nor any of their respective Affiliates, directly or indirectly, shall have any formal or informal discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), described in Section 4.12 of this Agreement.

6.17 Tax Matters.

(a) Following the Closing, Parent shall cause Holdings to, at its expense, prepare or cause to be prepared and file or cause to be filed any Tax Returns required to be filed by it for any taxable period beginning on or before the Closing Date (such period, a “Pre-Closing Tax Period”) to the extent that (i) Holdings is treated as a pass-through entity for purposes of such Tax Return and (ii) the results of operations reflected on such Tax Returns are also reflected on the Tax Returns of the beneficial owners of Holdings (such Tax Return, an “Holdings Pre-Closing Tax Return”). All Pre-Closing Tax Returns of Holdings shall be prepared, and any positions and elections relating thereto made, in a manner consistent with the prior practice of Holdings, except as otherwise required by law.

(b) Following the Closing, except as may otherwise be required by law, the Corporate Taxpayer and its Subsidiaries shall not, without the prior written consent of the Member Representative (not to be unreasonably withheld, conditioned or delayed) (i) file an amended Pre-Closing Tax Return with respect to Holdings for any Pre-Closing Tax Period, (ii) change any method of accounting for Holdings with respect to a Pre-Closing Tax Period that would require Holdings to file an amended Pre-Closing Tax Return or (iii) make any income tax election with retroactive effect to a Pre-Closing Tax Period that would require Holdings to file an amended Pre-

Closing Tax Return, in each case, if such action would reasonably be expected to result in a disproportionate and material adverse impact on any of the Specified Members (other than the Company and its Subsidiaries) relative to the Company and its Subsidiaries. Notwithstanding anything herein to the contrary or any organizational document of Holdings to the contrary, no “push out” election under Section 6226 of the Code (or any corresponding election under state or local applicable Law) with respect to any Pre-Closing Tax Period shall be made or caused to be made in respect of Holdings or any of its Subsidiaries.

(c) The consideration (including amounts treated as consideration for U.S. federal income Tax purposes) payable to the Members in respect of their Units (as defined in the LLC Agreement) in Holdings pursuant to the Merger Agreement shall be allocated among the assets of Holdings in accordance with the method set forth in Section 6.17(c) of the Company Disclosure Letter (the “Purchase Price Allocation Method”). Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Person designated as the “Continuing Member Representative” pursuant to the Holdings LLCA (such Person, the “Member Representative”) for its review a draft allocation statement (the “Allocation Statement”), which shall include a description of the amount of consideration allocated to property described in the Purchase Price Allocation Method, and Parent shall consider in good faith any reasonable comments to the Allocation Statement received from the Member Representative within thirty (30) days of receipt thereof. The parties (i) shall file or cause to be filed all Tax Returns in a manner consistent with the final Allocation Statement and (ii) shall not take any position for Tax purposes that is inconsistent with the final Allocation Statement, except, in each case, as required by applicable law.

(d) The Company and its Subsidiaries shall not cause Holdings to elect to be classified as a corporation for U.S. federal income Tax purposes effective prior to the date of the Closing.

(e) Parent and its Affiliates (including the Company, Holdings and their respective Subsidiaries) shall not make any election under Section 336 or 338 of the Code with respect to Holdings or any of its Subsidiaries in connection with the Transactions.

6.18 Certain Actions. The Company shall use commercially reasonable efforts to take the actions set forth on Section 6.18 of the Company Disclosure Letter; provided, that, the achievement or satisfaction or any of the actions set forth on Section 6.18 of the Company Disclosure Letter (i) shall not be conditions to the Closing and (ii) any failure to achieve or satisfy such actions, or such actions or inactions, shall not prevent or delay the Closing or be the basis for any breach or deemed breach or failure to comply or perform by the Company or any of its Subsidiaries of this Agreement and shall not be taken into account in connection with the satisfaction any condition to Closing; provided that nothing in this Section 6.18 shall limit the Parent Parties’ right to specific performance pursuant to Section 9.8(b).

ARTICLE VII CONDITIONS TO THE MERGERS

7.1 Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each Party to consummate the Mergers are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or as of the Company Merger Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval by receipt of the Written Consent.

(b) Antitrust and Foreign Investment Laws. (i) The waiting periods applicable to the Transactions pursuant to the HSR Act (or any extension thereof, including any agreement with any Governmental Authority to delay the consummation of the Transactions entered into by the Parties) will have expired or otherwise been terminated and (ii) the approvals, clearances or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter will have occurred or been obtained (as applicable).

(c) No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, enjoining or otherwise making illegal the consummation of the Mergers shall have been enacted, entered or promulgated and be continuing in effect.

7.2 Conditions to the Obligations of the Parent Parties. The obligations of the Parent Parties to consummate the Mergers shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or as of the Company Merger Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) the representations and warranties of the Company Parties set forth in the first sentence of Section 3.1, Section 3.2, Section 3.3(a), Section 3.4, Section 3.7 (other than the representations and warranties set forth in the first and second sentence of Section 3.7(a) and Section 3.7(c)) and Section 3.25 shall be true and correct in all material respects as of the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), (ii) the representations and warranties of the Company set forth in the first and second sentence of Section 3.7(a) and Section 3.7(c) shall be true and correct in all respects as of the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company set forth in Section 3.12(b) shall be true and correct in all respects on the date of this Agreement and on the Closing Date as if made on the Closing Date, and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct as of the date of this Agreement and on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company Parties shall have complied with or performed in all material respects the covenants and agreements of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. The Parent Parties shall have received a certificate of the Company Parties, validly executed for and on behalf of the Company Parties and in their respective names by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) TRA Amendment. The TRA Amendment shall not have been amended or otherwise modified, and the TRA Amendment shall be in full force and effect as of immediately prior to the Company Merger Effective Time.

7.3 Conditions to the Obligations of the Company Parties to Effect the Mergers. The obligations of the Company Parties to consummate the Mergers are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or as of the Company Merger Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of the Parent Parties to perform their obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b) Performance of Obligations of the Parent Parties. The Parent Parties shall have complied with or performed in all material respects the covenants and agreements of this Agreement required to be performed and complied with by the Parent Parties at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent Parties, validly executed for and on behalf of the Parent Parties and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) Mutual Agreement. At any time prior to the Holdings Merger Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent (on behalf of the Parent Parties) and the Company (on behalf of the Company Parties);

(b) Order. By either Parent (on behalf of the Parent Parties) or the Company (on behalf of the Company Parties), at any time prior to the Holdings Merger Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Mergers is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Mergers and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted that prohibits, makes illegal or enjoins the consummation of the Mergers; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable judgment or order, or statute, rule or regulation was primarily due to the failure of such Party to perform any of its obligations under this Agreement or if such Party shall have failed to comply with its obligations under Section 6.2;

(c) Termination Date. By either Parent (on behalf of the Parent Parties) or the Company (on behalf of the Company Parties), at any time prior to the Holdings Merger Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Holdings Merger Effective Time has not occurred by 11:59 p.m., New York City time, on February 25, 2026 (the “Termination Date”); provided, however, that if as of the Termination Date any of the conditions set forth in Section 7.1(c) (solely to the extent such condition has not been satisfied due to an order or injunction arising under any Antitrust Law or Foreign Investment Laws applicable to this Agreement or the Mergers) or Section 7.1(b) shall not have been satisfied or waived (and all other conditions have been satisfied or, to the extent permitted by Law, waived by the parties entitled thereto, other than those conditions that by their terms are to be satisfied at the Closing), Parent may extend the Termination Date, in its sole discretion, to 11:59 p.m., New York City time, on May 25, 2026 (the “Extended Termination Date”) by giving written notice of such extension to the Company no later than two (2) Business Days prior to the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) (or to extend the Termination Date to the Extended Termination Date) will not be available to any party whose material breach of any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to be consummated prior to the Termination Date and if Parent is such breaching party, then the Company shall be permitted to terminate this Agreement at the Termination Date;

(d) Company Party Breach. By Parent (on behalf of the Parent Parties), if the Company Parties have breached any of their representations, warranties or failed to perform any of their covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or (b), and is incapable of being cured prior to the Termination Date or, if capable of being cured prior to the Termination Date, the Company Parties shall not have cured such breach or failure to perform within the earlier of (x) the Termination Date and (y) forty-five (45) days following receipt by the Company Parties of written notice of such breach or failure to perform by Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d) and the basis for such termination; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if any one or more of the Parent Parties are then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(e) Company Board Recommendation Change. By Parent (on behalf of the Parent Parties), if at any time prior to the Company’s receipt of the Requisite Stockholder Approval, the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(f) Parent Party Breach. By the Company (on behalf of the Company Parties), if any one or more of the Parent Parties has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b), and is incapable of being cured prior to the Termination Date or, if capable of being cured prior to the Termination Date, the Parent Parties shall not have cured such breach or failure to perform within the earlier of (x) the Termination Date and (y) forty-five (45) days following receipt by the Parent Parties of written notice of such breach or failure to perform by the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if a Company Party is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b);

(g) Superior Proposal. By the Company (on behalf of the Company Parties), at any time prior to the receipt of the Requisite Stockholder Approval, in order to concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal, if the Company pays to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.3(b)(iii) substantially concurrently with such termination; or

(h) Stockholder Consent. By Parent, if the Stockholder Consent, duly executed by the Principal Stockholders and representing greater than 51% of the voting power of the outstanding shares of Company Common Stock, shall not have been delivered to Parent and the Company with one (1) Business Day following the date of this Agreement.

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a) (Mutual Agreement)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.12, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing, no termination of this Agreement will relieve any Party from any liability for fraud or any Willful and Material Breach of this Agreement by such Party prior to termination (which liability or damages the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions and may include, pursuant to Section 261(a)(1) of the DGCL, monetary damages based on the loss of the economic benefit of the Transactions to the Company Parties, the Company Stockholders, the holders of Holdings Units, and the Equity Award Holders in the case of any such fraud or Willful and Material Breach of the Agreement by a Parent Party, which shall be deemed to be damages payable to the Company or Holdings, as applicable). In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement or the Clean Team Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Mergers shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated. For the avoidance of doubt, Parent or the Surviving Entities shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Mergers.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(c) (Termination Date), Section 8.1(d) (Company Party Breach) or Section 8.1(h) (Stockholder Consent); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, any Person shall have publicly announced an Acquisition Proposal and not withdrawn or otherwise abandoned such Acquisition Proposal prior to such termination; and (C) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall promptly (and in any event within three (3) Business Days of such termination) after such consummation pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(e), (Company Board Recommendation Change) then the Company must promptly (and in any event within three (3) Business Days) following such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(g), (Superior Proposal) then the Company must prior to or concurrently with such termination pay to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c) Parent Payments. If this Agreement is validly terminated by Parent on the Termination Date pursuant to Section 8.1(c) (Termination Date) and Parent has not elected to extend the Termination Date to the Extended Termination Date pursuant to the first proviso thereof, then Parent must promptly (and in any event within three (3) Business Days) following such termination pay to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Sole Remedy. (i) Parent’s receipt of the Company Termination Fee, to the extent owed pursuant to Section 8.3(b), will be the sole and exclusive remedies of (A) the Parent Parties; and (B) the former, current and future holders of any equity, controlling persons, Affiliates (other than the Parent Parties), Representatives, members, managers, general or limited partners, stockholders and assignees of each of the Parent Parties (collectively, the “Parent Related Parties”) against (x) the members of the Company Group and each of their respective Affiliates; and (y) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the member of the Company Group and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligation to the Parent Parties or any Parent Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Parent Parties and their respective Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Clean Team Agreement and Section 8.3(a), as applicable) and (ii) the Company’s receipt of the Parent Termination Fee, to the extent owed pursuant to Section 8.3(c), will be the sole and exclusive remedies of the Company Related Parties against the Parent Parties and the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Parent Termination Fee, none of Parent and the Parent Related Parties will have any further liability or obligation to the Company or any Company Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Clean Team Agreement and Section 8.3(a), as applicable). The Company Related Parties and the Parent Related Parties, as applicable, are intended third party beneficiaries of this Section 8.3(d). This Section 8.3(e) shall not limit the Parties’ rights to specific enforcement of any obligations under this Agreement pursuant to Section 9.8(b).

8.4 Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parent Parties and the Company Parties (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Holdings Merger Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that the Parent Parties shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company Parties and the Parent Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing shall survive the Closing in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)	if to a Parent Party to:

WiseTech Global Limited

25 Bourke Road,

Alexandria NSW 2015

Australia

Attn:  Company Secretary

Email: company.secretary@wisetechglobal.com

with a copy (which will not constitute notice) to:

Cravath, Swaine & Moore LLP

Two Manhattan West, 375 Ninth Avenue

New York, NY 10001

Attn:  George F. Schoen

             G.J. Ligelis Jr.

Email:   gschoen@cravath.com

            gligelisjr@cravath.com

(b)	if to a Company Party (prior to the Company Merger Effective Time) to:

E2open Parent Holdings, Inc.

14135 Midway Road, Suite G300

Addison, TX 75001

Attn:   General Counsel

Email:    generalcounsel@e2open.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:    Daniel Wolf, P.C.

      Lauren M. Colasacco, P.C.

Email:   daniel.wolf@kirkland.com

      lauren.colasacco@kirkland.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that the Parent Parties may assign, in their sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent but no such assignment shall relieve the Parent Parties, as applicable, of any of their respective obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. The Parent Parties and the Company Parties hereby acknowledge that Parent and the Company have previously executed the Confidentiality Agreement and the Clean Team Agreement, each of which shall continue in full force and effect in accordance with its terms. Each Parent Party and their respective Representatives shall hold and treat all documents and information concerning the Company Group furnished or made available to the Parent Parties or their respective Representatives in connection with the Mergers in accordance with the Confidentiality Agreement and the Clean Team Agreement, as applicable. By executing this Agreement, each of the Parent Parties agrees to be bound by, and to cause their respective Representatives to be bound by, the terms and conditions of the Confidentiality Agreement and the Clean Team Agreement as if they were parties thereto.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Clean Team Agreement and the Company Disclosure Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Each of the Confidentiality Agreement and the Clean Team Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Company Merger Effective Time and the date on which the Confidentiality Agreement or the Clean Team Agreement, as applicable, expires in accordance with its terms or is validly terminated by the parties thereto. The Company Disclosure Letter is “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and does not form part of this Agreement but instead operates upon the terms of this Agreement as provided herein.

9.6 Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.9 or Section 6.19, (b) if the Closing occurs, for the right of the Equity Award Holders to be entitled to the consideration in respect of their Equity Awards set forth in, and subject to the terms of, Section 2.8, (c) as set forth and provided by Section 9.15, (d) as set forth in or contemplated by Section 8.3(d) and (e) if any Parent Party Willfully and Materially Breaches this Agreement, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of (i) the Equity Award Holders and (ii) the Company Stockholders and holders of Holdings Units (who are each third party beneficiaries hereunder solely to the extent necessary for this clause (e)(ii) to be enforceable). Notwithstanding anything herein to the contrary, unless otherwise required by applicable Law, the rights granted pursuant to clause (d)(ii) of this Section 9.6 and the provisions of Section 8.2(b) with respect to the recovery of damages based on the losses suffered by the Company Stockholders and the holders of Holdings Units (including the loss of economic benefit of the Transactions to the Company

Stockholders and the holders of Holdings Units pursuant to Section 261 of the DGCL) will only be enforceable on behalf of the holders of shares of Company Common Stock, the holders of Holdings Units and the Equity Award Holders by the Company, in its sole and absolute discretion, as representative for such holders and may, in the Company’s sole and absolute discretion, as representative for the Company Stockholders or the holders of Holdings Units, as applicable, be (x) distributed, in whole or in part, by the Company to the Company Stockholders, the holders of Holdings Units, and the Equity Award Holders of record as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company on behalf of the Company Stockholders, the holders of Holdings Units, and the Equity Award Holders, in any manner the Company deems fit.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company Parties may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company Parties be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance. The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) neither the ability of either Party to recover damages for fraud or any Willful and Material Breach of this Agreement nor the provisions of Section 8.3 are intended to and do not adequately compensate the Company Parties, on the one hand, or the Parent Parties, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Mergers and without that right, neither the Company Parties nor the Parent Parties would have entered into this Agreement. The Parties agree not to raise any objections to (1) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company Parties, on the one hand, or the Parent Parties, on the other hand; and (2) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Parent Parties pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

9.9 Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.10 Consent to Jurisdiction.

(a) General Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Mergers, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby or thereby; (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it shall not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of the Parent Parties and the Company Parties agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGERS. EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY; AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties or Company Related Parties (other than the Company Parties) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.

9.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company Parties that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company Parties that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.14 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or via DocuSign or similar electronic signature platform (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.15 Financing Provisions. Notwithstanding anything in this Agreement to the contrary (including Section 8.4 or any other provisions of this Article IX): each of the parties hereto and the Company Related Parties hereby: (a) agrees that any Legal Proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving one or more potential sources of any debt financing for the Transactions, including as applicable any actual or potential arrangers, underwriters, initial purchasers or parties functioning in a similar capacity, and any actual or potential lenders or investors, together with each Affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or Affiliate and their respective successors and permitted assigns (“Financing Sources”), arising out of or relating to, this Agreement, any debt financing for the Transactions or any of the agreements (including any commitment letters) entered into in connection with any such debt financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof (without giving effect to any conflicts of law principles that would result in the application of the applicable Law of another state) and each party hereto and the Company Related Parties irrevocably submits itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such court, and agrees not to bring or support any such Legal Proceeding against any Financing Source in any forum other than such courts, (b) agrees that any such Legal Proceeding shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), (c) agree not to bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Financing (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.2 shall be effective service of process against it for any such action brought in any such court, (e) irrevocably waive, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law all rights of trial by jury in any such Legal Proceeding brought against any Financing Source in any way arising out of or relating to, this Agreement or any debt financing for the Transactions (including any commitment letters) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that only Parent (including its permitted successors and assigns under any of the agreements entered into in connection with any financing for the Transactions) shall be permitted to bring any claim (including any claim for specific performance) against a Financing Source for failing to satisfy any obligation to fund any such financing pursuant to the terms of any of the agreements entered into in connection with any such financing and that none of the Company Related Parties shall be entitled to seek the remedy of specific performance with respect to Parent’s rights under such agreements against the Financing Sources party thereto, (h) agrees that none of the Financing Sources shall have any liability to the Company Related Parties or Representatives relating to or arising out of this Agreement, any debt financing for the Transactions or any of the agreements entered into in connection with any such debt financing and no Financing Source shall have any rights or claims against any Company Related Party in connection with this Agreement, (i) agrees in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with any debt financing for the Transactions, and (j) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.15 and that such provisions (and any other provision of this Agreement, including the definition of “Financing Sources” to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of this Section 9.15) may not be amended, modified or waived without the prior written consent of the Financing Sources. Notwithstanding the foregoing, nothing in this Section 9.15 shall in any way limit or modify the rights and obligations of Parent under this Agreement or any Financing Sources obligations to Parent under any of the agreements entered into in connection with any debt financing for the Transactions. “Company Related Party” shall mean the Company and its affiliates and its affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

WISETECH GLOBAL LIMITED

By:	/s/ Richard White
Name:	Richard White
Title:	Executive Chair & Chief Innovation Officer

EMERALD PARENT MERGER SUB CORP.

By:	/s/ Andrew Cartledge
Name:	Andrew Cartledge
Title:	Director

EMERALD HOLDINGS MERGER SUB LLC

By:	/s/ Andrew Cartledge
Name:	Andrew Cartledge
Title:	President

E2OPEN PARENT HOLDINGS, INC.

By:	/s/ Susan E. Bennett
Name:	Susan E. Bennett
Title:	Chief Legal Officer & Secretary

E2OPEN HOLDINGS, LLC

By: E2open Parent Holdings, Inc.

By:	/s/ Susan E. Bennett
Name:	Susan E. Bennett
Title:	Chief Legal Officer & Secretary

Exhibit A

TRA Amendment

[Filed as Exhibit 10.1 of the Current Report on Form 8-K]

Exhibit B

Form of Certificate of Incorporation of the Surviving Corporation

[Omitted]

Exhibit C

Form of Written Consent

[Omitted]